# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



**Citigroup Mortgage Loan Trust Inc.**
Exact Name of Registrant as Specified in Charter

**0001257102**
Registrant CIK Number

**Form 8-K, May 20, 2004, Series 2004-NC1**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

**333-107958**
SEC File Number, if available

---

Name of Person Filing the Document
(If Other than the Registrant)


04031455

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 20, 2004

CITIGROUP MORTGAGE LOAN TRUST INC.

By: ______________________

Name: Matthew R. Bollo

Title: Asst. Vice President

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| **Exhibit No.** | **Description** | **Format** |
|---|---|---|
| 99.1 | Computational Materials | P* |

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.



# RMBS New Issue Term Sheet

## $ 322,984,000 Certificates (approximate)

## Carrington Mortgage Loan Trust, Series 2004-NC1
## Asset Backed Pass-Through Certificates

Offered Classes: A-1, A-2A, A-2B, A-2C, M-1, M-2, M-3, M-4 and M-5

## Citigroup Mortgage Loan Trust, Inc.

*Depositor*

## New Century Mortgage Corporation

*Originator and Servicer*

## Carrington Asset Acceptance Company, L.L.C.

*Seller*

**May 10, 2004**

# Approximately $322,984,000
# Carrington Mortgage Loan Trust, Series 2004-NC1
# Asset Backed Pass-Through Certificates

## Citigroup Mortgage Loan Trust Inc.
***Depositor***

## New Century Mortgage Corporation
***Originator and Servicer***

## Carrington Asset Acceptance Company, L.L.C.
***Seller***

## *Transaction Highlights*

| Offered Classes[4] | Balance [3] | Description | Benchmark | Expected Ratings (S&P/ Moody's/Fitch) | Avg Life[1][2] Call / Mat | Distribution Window[1][2] Call / Mat | Initial Subordination Level |
|---|---|---|---|---|---|---|---|
| A-1 | $125,000,000 | FLT / PT | 1 mL | AAA / Aaa/AAA | 2.54/2.73 | 1-80/1-179 | 20.60% |
| A-2A | $56,478,000 | FLT / PT | 1 mL | AAA / Aaa/AAA | 1.00/1.00 | 1-20/1-20 | 20.60% |
| A-2B | $72,603,000 | FLT / PT | 1 mL | AAA / Aaa/AAA | 2.99/2.99 | 20-72/20-72 | 20.60% |
| A-2C | $13,332,000 | FLT / PT | 1 mL | AAA / Aaa/AAA | 6.61/8.61 | 72-80/72-179 | 20.60% |
| M-1 | $22,734,000 | FLT / MEZ | 1 mL | AA / Aa2/AA | 4.71/5.17 | 40-80/40-150 | 13.85% |
| M-2 | $17,681,000 | FLT / MEZ | 1 mL | A / A2/A | 4.66/5.08 | 38-80/38-136 | 8.60% |
| M-3 | $5,894,000 | FLT / MEZ | 1 mL | A-/A3/NR | 4.65/5.01 | 38-80/38-120 | 6.85% |
| M-4 | $5,052,000 | FLT / MEZ | 1 mL | BBB+ / Baa1/NR | 4.64/4.96 | 37-80/37-113 | 5.35% |
| M-5 | $4,210,000 | FLT / MEZ | 1 mL | BBB / Baa2/NR | 4.63/4.88 | 37-80/37-105 | 4.10% |
| M-6 | $3,536,000 | FLT / MEZ | 1 mL | BBB-/Baa3/NR | Not Offered | | 3.05% |

1. Certificates are priced to the 10% optional clean-up call.
2. Based on the pricing prepayment assumption described herein.
3. Certificate sizes subject to a variance of +/- 5%.
4. The Class M-6 Certificates are not offered hereby.

## *Pricing Prepayment Assumption*

| | |
|---|---|
| **Adjustable-rate Mortgage Loans** | 4% CPR growing to 35% CPR over 24 months |
| **Fixed-rate Mortgage Loans** | 2.3% CPR growing to 23% CPR over 10 months |

# Transaction Overview

| | |
|---|---|
| *Issuer:* | Carrington Mortgage Loan Trust, Series 2004-NC1. |
| *Depositor:* | Citigroup Mortgage Loan Trust Inc., an affiliate of Citigroup Global Markets Inc. |
| *Seller:* | Carrington Asset Acceptance Company, L.L.C. |
| *Originator and Servicer* | New Century Mortgage Corporation. |
| *Trustee:* | Deutsche Bank National Trust Company. |
| *Underwriter:* | Citigroup Global Markets Inc. |
| *Offered Certificates:* | Approximately $267,413,000 senior floating-rate Certificates (the Class A-1, A-2A and A-2B and A-2C Certificates, together the "Class A Certificates") and approximately $55,571,000 mezzanine floating rate Certificates (the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates, together the "Class M Certificates"). The Class A-2A, A-2B and A-2C Certificates are, together, the "Class A-2 Certificates." The Class A Certificates and the Class M Certificates are referred to herein as the "Offered Certificates". The Offered Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans"). |
| *Non-Offered Certificates:* | Classes M-6, CE, P, R-X and R |
| *Mortgage Loans:* | As of May 1, 2004 the Mortgage Loans consist of approximately 2,134 adjustable-rate and fixed-rate, first lien or second lien, closed-end, subprime mortgage loans, with an unpaid principal balance of approximately $336,792,818. |
| *Expected Pricing Date:* | The week of May 10, 2004 |
| *Closing Date:* | On or about May 20, 2004 |
| *Cut-off Date:* | May 1, 2004 |
| *Distribution Date:* | The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in June, 2004. |
| *Record Date:* | The business day immediately preceding each Distribution Date. |
| *Delay Days:* | 0 (zero) days on all Offered Certificates. |
| *Due Period:* | The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs. |
| *Interest Accrual Period:* | Interest with respect to the Offered Certificates will initially accrue from the Closing Date to, but excluding, the first Distribution Date. Thereafter, interest will accrue from the prior Distribution Date to, but excluding, the then current Distribution Date. With respect to the Offered Certificates, interest will accrue during the related Interest Accrual Period on the basis of a 360-day year and the actual number of days elapsed. The Offered Certificates will settle flat (no accrued interest). |
| *Prepayment Period:* | The Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs. |
| *ERISA Considerations:* | Subject to the considerations in the Prospectus Supplement, it is expected that the Offered |

| | |
|---|---|
| | Certificates will be eligible for purchase by certain ERISA plans as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates. |
| *Legal Investment:* | The Offered Certificates will not constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). |
| *Tax Status:* | For Federal Income Tax Purposes, the Offered Certificates will represent ownership of REMIC regular interests and ownership interests in the interest rate cap agreement. |
| *Form of Registration:* | Book-entry form through DTC, Clearstream and Euroclear. |
| *Minimum Denominations:* | $25,000 and integral multiples of $1 in excess thereof. |
| *Optional Termination:* | At its option, Seller, in accordance with the terms of the Pooling and Servicing Agreement, may purchase all of the Mortgage Loans (and properties acquired in respect thereof) when the Mortgage Loans remaining in the Trust, as of the last day of the related Due Period, have been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest. |
| *Administrative Fee Rates:* | The "Servicing Fee", calculated at the "Servicing Fee Rate" of 0.500% per annum, and the "Trustee Fee" calculated at the "Trustee Fee Rate" of 0.0086% per annum. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans. |
| *Principal & Interest Advances:* | The Servicer is required to advance delinquent distributions of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement. |
| *Servicing Advances:* | The Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. |
| *Compensating Interest:* | The Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans |

## Credit Enhancement

| | |
|---|---|
| *Credit Enhancement:* | 1. Excess Spread<br>2. Overcollateralization<br>3. Subordination |
| *Overcollateralization Amount:* | The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans over (ii) the sum of the aggregate Certificate Principal Balance of the Offered Certificates, after taking into account the distributions of principal to be made on such Distribution Date. |
| *Overcollateralization Target Amount:* | With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 3.05% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) |

6.10% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $1,683,964 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Amount for the Offered Certificates will be fully funded on the Closing Date.

*Overcollateralization Increase Amount:*

An Overcollateralization Increase Amount with respect to any distribution date equals the lesser of (a) the Net Monthly Excess Cashflow for such distribution date and (b) the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such distribution date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such dis tribution date has been distributed).

*Overcollateralization Reduction Amount:*

An Overcollateralization Reduction Amount with respect to any distribution date is the lesser of (a) the Principal Remittance Amount on such distribution date and (b) the excess, if any, of (i) the Overcollateralized Amount for such distribution date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such distribution date has been distributed) over (ii) the Overcollateralization Target Amount for such distribution date.

*Stepdown Date:*

The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in June 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately 41.20%.

*Credit Enhancement Percentage:*

The Credit Enhancement Percentage for any class of Offered Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and Distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

**Credit Enhancement Percentage**

| Class | Initial | Targeted On and After Stepdown Date |
|---|---|---|
| A | 20.60% | 41.20% |
| M-1 | 13.85% | 27.70% |
| M-2 | 8.60% | 17.20% |
| M-3 | 6.85% | 13.70% |
| M-4 | 5.35% | 10.70% |
| M-5 | 4.10% | 8.20% |
| M-6 | 3.05% | 6.10% |

*Trigger Event:*

If either the Delinquency Test or the Cumulative Loss Test is violated.

*Delinquency Test:*

The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate principal balance of Mortgage Loans Delinquent 60 days or more or are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 40% of the Credit Enhancement Percentage for the Class A Certificates.

*Cumulative Loss Test:* The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

| Distribution Date Occurring in | Percentage |
|---|---|
| June 2007 through May 2008 | 3.75% |
| June 2008 through May 2009 | 5.50% |
| June 2009 through May 2010 | 7.00% |
| June 2010 and thereafter | 7.50% |

## Distribution of Interest

*Interest Distribution Priority:* On each Distribution Date, funds received with respect to interest will be distributed in the following order of priority:

(i) To the Servicer and Trustee, the Administrative Fee;

(ii) Pro rata to the Class A-1, A-2A, A-2B and A-2C Certificates, to distribute Class A accrued interest and any Class A Interest Carryforward Amount;

(iii) Sequentially to the Class M-1, M-2, M-3, M-4, M-5 and M-6, in that order, accrued interest for the applicable Distribution Date.

## Principal Waterfall Prior to Stepdown Date or if a Trigger is in Effect

*Principal Distribution Priority:* On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amount shall be paid as follows:

(i) to the holders of the Class A-1 and A-2 Certificates on a pro-rata basis until the Certificate Principal Balances thereof have been reduced to zero. Principal allocated to the Class A-2 Certificates will be distributed sequentially to the Class A-2A, A-2B and A-2C Certificates until the Principal Balances thereof have been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, any Principal Distribution Amount remaining after the distribution of (i) above until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any Principal Distribution Amount remaining after the distribution of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any Principal Distribution Amount remaining after the distribution of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any Principal Distribution Amount remaining after the distribution of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, any Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv) and (v) above until the Certificate Principal Balance thereof has been reduced to zero; and

(vii) to the holders of the Class M-6 Certificates, any Principal Distribution Amount remaining after the distribution of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero.

## Principal Waterfall On or After Stepdown Date and when No Trigger is in Effect

*Principal Distribution Priority (continued):*

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amount shall be distributed as follows:

(i) to the holders of the Class A-1 and A-2 Certificates, pro rata, the Senior Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero. Principal allocated to the Class A-2 Certificates will be distributed sequentially to the Class A-2A, A-2B and A-2C Certificates until the Principal Balances thereof have been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

## Excess Cashflow Waterfall

*Monthly Excess Cashflow Distributions:*

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be paid as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the Principal Distribution Amount;

(ii) to the holders of the Class M Certificates, sequentially, any Interest Carryforward Amounts;

(iii) to the holders of the Class M Certificates, sequentially, any allocated Realized Loss Amounts;

(iv) Sequentially, to the holders of the Offered Certificates and the Class M-6 Certificate, in an amount equal to such Certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(v) to the holders of the Offered Certificates and Class M-6 any Net WAC Rate Carryover Amount for such classes; and

(vi) to the holders of the Class CE and P Certificates as provided in the Pooling and Servicing Agreement.

# Definitions

| | |
|---|---|
| *Net WAC Rate:* | The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related Due Period minus the aggregate Administrative Fee Rate plus any amounts from the interest rate cap, each calculated on an actual/360 day basis. |
| *Pass-Through Rates:* | The Certificate Rate on any Distribution Date for each class of Offered Certificates and the Class M-6 Certificate will equal the lesser of:<br>(a) One-Month LIBOR plus related margin; and<br>(b) The Net WAC Rate |
| *Allocation of Losses* | Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class CE Certificates, third, sequentially to the Class M Certificates, in reverse order. There will be no allocation of realized losses to the Class A Certificates or the Class P Certificates. |
| *Interest Carry Forward Amount:* | For each class of Offered Certificates and the Class M-6 Certificate, and on any Distribution Date, the sum of (i) the excess of (A) the accrued Certificate Interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any undistributed Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such exc ess at the Pass-Through Rate for such class. |
| *Interest Distribution Amount:* | The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class. |
| *Net WAC Rate Carryover Amount:* | For any Distribution Date and a class of Offered Certificates the sum of (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate,(ii) the undistributed portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the Distribution of any Net WAC Rate Carryover Amount. |
| *Basis Risk Shortfall:* | Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial period of two or three years following the date of origination, and the Pass-Through Rates on the Offered Certificates and the Class M-6 Certificate are based on one-month LIBOR, the application of the Net WAC Rate could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward and will be distributed from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.<br><br>The Offered Certificates and the Class M-6 Certificate will benefit from an interest rate cap pledged to the Trust to mitigate Basis Risk Shortfalls. The notional schedule for the interest rate cap is available at the end of the term sheet. |

*Step-up Coupon:*

If the Optional Termination is not exercised on the first Distribution Date following the Stepdown Date on which it could have been exercised, the margins on each of the Class A Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

*Principal Distribution Amount:*

The Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly distributions on the Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Mortgage Loans, and (iv) the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS the amount of any Overcollateralization Reduction Amount for such Distribution Date.

*Principal Remittance Amount:*

The Principal Remittance Amount for any distribution date is the sum of the amounts described in clauses (i) through (iii) of the definition of Principal Distribution Amount.

*Senior Principal Distribution Amount:*

The Senior Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 58.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,683,964.

*Class M-1 Principal Distribution Amount:*

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the distribution of the Senior Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 72.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,683,964.

*Class M-2 Principal Distribution Amount:*

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 82.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,683,964.

*Class M-3 Principal Distribution Amount:*

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, and Class M-2 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 86.30%

and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,683,964.

*Class M-4 Principal Distribution Amount:*

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 89.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,683,964.

*Class M-5 Principal Distribution Amount:*

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 91.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,683,964.

*Class M-6 Principal Distribution Amount:*

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 93.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,683,964.

# Weighted Average Life Sensitivity
## *To Optional Redemption*

| | | *Percentage of Prepayment Assumption* | | | | |
|---|---|---|---|---|---|---|
| | | **0%** | **50%** | **100%** | **150%** | **200%** |
| Class A-1 | Average Life (yrs.) | 17.54 | 4.63 | 2.54 | 1.59 | 1.25 |
| | Window (mo) | 1 – 342 | 1 - 154 | 1 - 80 | 1 - 52 | 1 - 29 |
| | Last Principal Date | November 2032 | March 2017 | January 2011 | September 2008 | October 2006 |
| Class A-2A | Average Life (yrs.) | 9.36 | 1.55 | 1.00 | 0.77 | 0.63 |
| | Window (mo) | 1 - 190 | 1 - 33 | 1 - 20 | 1 - 15 | 1 - 12 |
| | Last Principal Date | March 2020 | February 2007 | January 2006 | August 2005 | May 2005 |
| Class A-2B | Average Life (yrs.) | 21.90 | 5.54 | 2.99 | 1.93 | 1.55 |
| | Window (mo) | 190 - 337 | 33 - 139 | 20 - 72 | 15 - 32 | 12 - 25 |
| | Last Principal Date | June 2032 | December 2015 | May 2010 | January 2007 | June 2006 |
| Class A-2C | Average Life (yrs.) | 28.47 | 12.71 | 6.61 | 3.25 | 2.23 |
| | Window (mo) | 337 - 342 | 139 - 154 | 72 - 80 | 32 - 52 | 25 - 29 |
| | Last Principal Date | November 2032 | March 2017 | January 2011 | September 2008 | October 2006 |
| Class M-1 | Average Life (yrs.) | 25.72 | 8.63 | 4.71 | 4.32 | 2.94 |
| | Window (mo) | 250 - 342 | 53 - 154 | 40 - 80 | 48 - 52 | 29 - 37 |
| | Last Principal Date | November 2032 | March 2017 | January 2011 | September 2008 | June 2007 |
| Class M-2 | Average Life (yrs.) | 25.72 | 8.63 | 4.66 | 3.90 | 3.06 |
| | Window (mo) | 251 - 342 | 53 - 154 | 38 - 80 | 42 - 52 | 35 - 37 |
| | Last Principal Date | November 2032 | March 2017 | January 2011 | September 2008 | June 2007 |
| Class M-3 | Average Life (yrs.) | 25.72 | 8.63 | 4.65 | 3.70 | 2.89 |
| | Window (mo) | 250 - 342 | 53 - 154 | 38 - 80 | 41 - 52 | 33 - 37 |
| | Last Principal Date | November 2032 | March 2017 | January 2011 | September 2008 | June 2007 |
| Class M-4 | Average Life (yrs.) | 25.72 | 8.63 | 4.64 | 3.62 | 2.82 |
| | Window (mo) | 250 - 342 | 53 - 154 | 37 - 80 | 39 - 52 | 32 - 37 |
| | Last Principal Date | November 2032 | March 2017 | January 2011 | September 2008 | June 2007 |
| Class M-5 | Average Life (yrs.) | 25.72 | 8.63 | 4.63 | 3.57 | 2.78 |
| | Window (mo) | 251 - 342 | 53 - 154 | 37 - 80 | 39 - 52 | 31 - 37 |
| | Last Principal Date | November 2032 | March 2017 | January 2011 | September 2008 | June 2007 |

## Weighted Average Life Sensitivity
## *To Maturity*

| | | *Percentage of Prepayment Assumption* | | | | |
|---|---|---|---|---|---|---|
| | | **0%** | **50%** | **100%** | **150%** | **200%** |
| Class A-1 | Average Life (yrs.) | 17.59 | 4.95 | 2.73 | 1.67 | 1.25 |
| | Window (mo) | 1 - 358 | 1 - 305 | 1 - 179 | 1 - 116 | 1 - 29 |
| | Last Principal Date | March 2034 | October 2029 | April 2019 | January 2014 | October 2006 |
| Class A-2A | Average Life (yrs.) | 9.36 | 1.55 | 1.00 | 0.77 | 0.63 |
| | Window (mo) | 1 - 190 | 1 - 33 | 1 - 20 | 1 - 15 | 1 - 12 |
| | Last Principal Date | March 2020 | February 2007 | January 2006 | August 2005 | May 2005 |
| Class A-2B | Average Life (yrs.) | 21.90 | 5.54 | 2.99 | 1.93 | 1.55 |
| | Window (mo) | 190 - 337 | 33 - 139 | 20 - 72 | 15 - 32 | 12 - 25 |
| | Last Principal Date | June 2032 | December 2015 | May 2010 | January 2007 | June 2006 |
| Class A-2C | Average Life (yrs.) | 29.01 | 16.07 | 8.61 | 4.10 | 2.23 |
| | Window (mo) | 337 - 358 | 139 - 305 | 72 - 179 | 30 - 116 | 25 - 29 |
| | Last Principal Date | March 2034 | October 2029 | April 2019 | January 2014 | October 2006 |
| Class M-1 | Average Life (yrs.) | 25.85 | 9.42 | 5.17 | 5.06 | 4.02 |
| | Window (mo) | 250 - 357 | 53 - 268 | 40 - 150 | 48 - 96 | 29 - 82 |
| | Last Principal Date | February 2034 | September 2026 | November 2016 | May 2012 | March 2011 |
| Class M-2 | Average Life (yrs.) | 25.85 | 9.35 | 5.08 | 4.16 | 3.32 |
| | Window (mo) | 251 - 356 | 53 - 248 | 38 - 136 | 42 - 87 | 35 - 61 |
| | Last Principal Date | January 2034 | January 2025 | September 2015 | August 2011 | June 2009 |
| Class M-3 | Average Life (yrs.) | 25.84 | 9.27 | 5.01 | 3.92 | 3.05 |
| | Window (mo) | 250 - 354 | 53 - 224 | 38 - 120 | 41 - 77 | 33 - 54 |
| | Last Principal Date | November 2033 | January 2023 | May 2014 | October 2010 | November 2008 |
| Class M-4 | Average Life (yrs.) | 25.83 | 9.19 | 4.96 | 3.82 | 2.96 |
| | Window (mo) | 250 - 353 | 53 - 212 | 37 - 113 | 39 - 72 | 32 - 51 |
| | Last Principal Date | October 2033 | January 2022 | October 2013 | May 2010 | August 2008 |
| Class M-5 | Average Life (yrs.) | 25.82 | 9.08 | 4.88 | 3.73 | 2.89 |
| | Window (mo) | 251 - 351 | 53 - 198 | 37 - 105 | 39 - 67 | 31 - 47 |
| | Last Principal Date | August 2033 | November 2020 | February 2013 | December 2009 | April 2008 |

# Net WAC Cap

| Period | Static Indices | Indices at 20% - With Corridor | Period | Static Indices | Indices at 20% - With Corridor |
|---|---|---|---|---|---|
| 1 | 5.426 | 10.006 | 41 | 6.656 | 10.562 |
| 2 | 6.511 | 10.014 | 42 | 6.443 | 10.211 |
| 3 | 6.300 | 10.017 | 43 | 6.660 | 10.537 |
| 4 | 6.300 | 10.008 | 44 | 6.448 | 10.183 |
| 5 | 6.509 | 10.007 | 45 | 6.450 | 10.169 |
| 6 | 6.299 | 10.017 | 46 | 6.897 | 10.858 |
| 7 | 6.508 | 10.006 | 47 | 6.455 | 10.787 |
| 8 | 6.297 | 10.015 | 48 | 6.672 | 11.132 |
| 9 | 6.295 | 10.003 | 49 | 6.459 | 10.756 |
| 10 | 6.969 | 10.008 | 50 | 6.677 | 11.097 |
| 11 | 6.294 | 10.012 | 51 | 6.464 | 10.722 |
| 12 | 6.503 | 10.011 | 52 | 6.466 | 10.706 |
| 13 | 6.293 | 10.011 | 53 | 6.684 | 11.062 |
| 14 | 6.502 | 10.011 | 54 | 6.471 | 10.689 |
| 15 | 6.293 | 10.011 | 55 | 6.689 | 11.028 |
| 16 | 6.293 | 10.011 | 56 | 6.476 | 10.654 |
| 17 | 6.504 | 10.012 | 57 | 6.478 | 10.637 |
| 18 | 6.295 | 10.013 | 58 | 7.175 | 11.758 |
| 19 | 6.506 | 10.014 | 59 | 6.483 | 10.614 |
| 20 | 6.298 | 10.016 | 60 | 6.701 | 10.950 |
| 21 | 6.299 | 10.017 | 61 | 6.488 | 10.579 |
| 22 | 6.977 | 10.017 | 62 | 6.706 | 10.913 |
| 23 | 6.400 | 10.007 | 63 | 6.492 | 10.543 |
| 24 | 6.615 | 10.003 | 64 | 6.495 | 10.525 |
| 25 | 6.404 | 10.007 | 65 | 6.714 | 10.858 |
| 26 | 6.619 | 10.010 | 66 | 6.500 | 10.489 |
| 27 | 6.408 | 10.004 | 67 | 6.719 | 10.820 |
| 28 | 6.410 | 10.004 | 68 | 6.504 | 10.453 |
| 29 | 6.626 | 10.011 | 69 | 6.507 | 10.435 |
| 30 | 6.414 | 10.010 | 70 | 7.207 | 11.533 |
| 31 | 6.630 | 10.012 | 71 | 6.512 | 10.399 |
| 32 | 6.418 | 10.009 | 72 | 6.731 | 10.727 |
| 33 | 6.421 | 10.014 | 73 | 6.517 | 10.363 |
| 34 | 7.111 | 10.012 | 74 | 6.736 | 10.689 |
| 35 | 6.429 | 10.011 | 75 | 6.522 | 10.326 |
| 36 | 6.644 | 10.005 | 76 | 6.524 | 10.308 |
| 37 | 6.432 | 10.016 | 77 | 6.744 | 10.633 |
| 38 | 6.649 | 10.016 | 78 | 6.529 | 10.271 |
| 39 | 6.437 | 10.017 | 79 | 6.749 | 10.595 |
| 40 | 6.439 | 10.010 | 80 | 6.534 | 10.235 |

Assumptions:

Static Indices: 1mL = 1.10% 6mL = 1.39%
10% Optional Cleanup Call
Based On Pricing Prepayment Assumption

# Assumed Monthly Excess Interest

| Period | Excess Interest at Static Indices | Excess Interest at Forward Indices | Period | Excess Interest at Static Indices | Excess Interest at Forward Indices | Period | Excess Interest at Static Indices | Excess Interest at Forward Indices |
|---|---|---|---|---|---|---|---|---|
| 1 | 4.69 | 4.69 | 28 | 4.89 | 2.56 | 55 | 4.96 | 3.42 |
| 2 | 4.99 | 4.79 | 29 | 4.94 | 3.68 | 56 | 4.91 | 3.18 |
| 3 | 4.94 | 4.64 | 30 | 4.87 | 3.44 | 57 | 4.91 | 3.14 |
| 4 | 4.93 | 4.55 | 31 | 4.92 | 3.53 | 58 | 5.08 | 3.72 |
| 5 | 4.98 | 4.47 | 32 | 4.86 | 3.30 | 59 | 4.91 | 3.16 |
| 6 | 4.93 | 4.24 | 33 | 4.85 | 3.23 | 60 | 4.97 | 3.33 |
| 7 | 4.97 | 4.16 | 34 | 5.01 | 3.70 | 61 | 4.91 | 3.10 |
| 8 | 4.92 | 3.93 | 35 | 4.83 | 3.66 | 62 | 4.97 | 3.27 |
| 9 | 4.91 | 3.77 | 36 | 4.88 | 3.78 | 63 | 4.91 | 3.03 |
| 10 | 5.06 | 3.90 | 37 | 4.81 | 3.54 | 64 | 4.91 | 3.00 |
| 11 | 4.90 | 3.46 | 38 | 4.87 | 3.61 | 65 | 4.97 | 3.25 |
| 12 | 4.95 | 3.41 | 39 | 4.84 | 3.40 | 66 | 4.91 | 3.01 |
| 13 | 4.89 | 3.15 | 40 | 4.87 | 3.38 | 67 | 4.97 | 3.18 |
| 14 | 4.94 | 3.11 | 41 | 4.94 | 3.72 | 68 | 4.91 | 2.95 |
| 15 | 4.88 | 2.85 | 42 | 4.89 | 3.49 | 69 | 4.91 | 2.92 |
| 16 | 4.87 | 2.71 | 43 | 4.95 | 3.64 | 70 | 5.09 | 3.52 |
| 17 | 4.92 | 2.70 | 44 | 4.89 | 3.40 | 71 | 4.91 | 2.91 |
| 18 | 4.86 | 2.45 | 45 | 4.89 | 3.35 | 72 | 4.97 | 3.09 |
| 19 | 4.91 | 2.46 | 46 | 5.01 | 3.69 | 73 | 4.91 | 2.85 |
| 20 | 4.84 | 2.22 | 47 | 4.90 | 3.42 | 74 | 4.97 | 3.04 |
| 21 | 4.84 | 2.12 | 48 | 4.96 | 3.57 | 75 | 4.92 | 2.80 |
| 22 | 5.00 | 2.44 | 49 | 4.90 | 3.34 | 76 | 4.92 | 2.77 |
| 23 | 4.93 | 2.97 | 50 | 4.96 | 3.49 | 77 | 4.98 | 3.01 |
| 24 | 4.97 | 3.04 | 51 | 4.90 | 3.25 | 78 | 4.93 | 2.77 |
| 25 | 4.91 | 2.80 | 52 | 4.90 | 3.21 | 79 | 4.99 | 2.96 |
| 26 | 4.96 | 2.87 | 53 | 4.96 | 3.49 | 80 | 4.93 | 2.72 |
| 27 | 4.90 | 2.64 | 54 | 4.90 | 3.25 | | | |

Assumptions:

1. Run at pricing prepayment assumption
2. Excess (30/360)
3. Static Indices: 1mL = 1.10% 6mL = 1.39%
4. Forward 1mL used for Certificates, Forward 1mL and 6mL used for collateral
5. 10% optional clean-up call

# Corridor Schedule

| Period | Effective Notional Schedule ($) | Strike (%) | Ceiling (%) |
|---|---|---|---|
| 1 | $326,520,000.00 | 4.96 | 9.54 |
| 2 | $324,267,463.54 | 6.04 | 9.54 |
| 3 | $321,547,520.49 | 5.83 | 9.54 |
| 4 | $318,363,013.83 | 5.83 | 9.53 |
| 5 | $314,718,850.00 | 6.04 | 9.53 |
| 6 | $310,622,030.85 | 5.82 | 9.53 |
| 7 | $306,081,671.11 | 6.03 | 9.52 |
| 8 | $301,109,000.65 | 5.81 | 9.52 |
| 9 | $295,717,843.51 | 5.81 | 9.51 |
| 10 | $290,115,992.27 | 6.48 | 9.51 |
| 11 | $284,318,114.70 | 5.79 | 9.50 |
| 12 | $278,333,632.61 | 6.00 | 9.50 |
| 13 | $272,172,853.96 | 5.78 | 9.49 |
| 14 | $265,846,928.96 | 5.98 | 9.48 |
| 15 | $259,367,800.55 | 5.77 | 9.48 |
| 16 | $252,748,149.45 | 5.76 | 9.47 |
| 17 | $246,001,334.02 | 5.96 | 9.46 |
| 18 | $239,141,325.23 | 5.74 | 9.45 |
| 19 | $232,182,637.17 | 5.94 | 9.44 |
| 20 | $225,140,253.37 | 5.72 | 9.43 |
| 21 | $218,029,549.53 | 5.71 | 9.42 |
| 22 | $210,866,212.97 | 6.38 | 9.41 |
| 23 | $203,667,163.65 | 6.72 | 9.39 |
| 24 | $196,737,600.96 | 6.96 | 9.38 |
| 25 | $190,038,253.92 | 6.70 | 9.37 |
| 26 | $183,561,561.16 | 6.93 | 9.36 |
| 27 | $177,299,963.15 | 6.67 | 9.34 |
| 28 | $171,246,160.95 | 6.66 | 9.33 |
| 29 | $165,393,141.62 | 7.92 | 9.32 |
| 30 | $159,756,894.77 | 7.62 | 9.30 |
| 31 | $154,306,527.93 | 7.88 | 9.29 |
| 32 | $149,035,719.09 | 7.58 | 9.27 |
| 33 | $143,938,417.08 | 7.56 | 9.26 |
| 34 | $139,008,778.06 | 8.43 | 9.24 |
| 35 | $134,241,233.71 | 8.51 | 9.22 |
| 36 | $129,645,436.23 | 8.80 | 9.20 |
| 37 | $125,199,993.96 | 8.46 | 9.19 |
| 38 | $123,171,093.64 | 8.79 | 9.22 |
| 39 | $119,265,044.76 | 8.50 | 9.25 |
| 40 | $115,486,414.53 | 8.52 | 9.27 |

# BREAKEVEN (1ST DOLLAR LOSS)

LIBOR Forwards

| Class | Breakeven CDR (%) | Cumulative Mortgage Loss (%) | WAL |
|---|---|---|---|
| M-1 | 21.91 | 18.87 | 6.18 |
| M-2 | 14.47 | 14.09 | 7.71 |
| M-3 | 12.32 | 12.46 | 10.27 |
| M-4 | 10.60 | 11.07 | 11.00 |
| M-5 | 9.36 | 10.00 | 11.74 |

Assumptions:

1. stepdown fail
2. 40 % loss severity
3. 6 months lag
4. 1st dollar loss
5. pricing prepayment assumption
6. Certificates use 1-month LIBOR forward and collateral uses both 1-month and 6-month LIBOR forward
7. P&I advance

# The Mortgage Loans (All Collateral)

## Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

| | |
|---|---|
| **Scheduled Principal Balance:** | $336,792,818.26 |
| **Number of Mortgage Loans:** | 2,134 |
| **Average Scheduled Principal Balance:** | $157,822.31 |
| **Weighted Average Gross Coupon:** | 7.019% |
| **Weighted Average Net Coupon:** | 6.511% |
| **Weighted Average Original Credit Score:** | 618 |
| **Weighted Average Original LTV Ratio:** | 78.41% |
| **Weighted Average Combined LTV Ratio[1]:** | 82.24% |
| **Weighted Average Stated Remaining Term (months):** | 349 months |
| **Weighted Average Original Term (months):** | 351 months |
| **Weighted Average Roll Term[2] (months):** | 22 months |
| **Weighted Average Gross Margin[2]:** | 5.521% |
| **Weighted Average Initial Rate Cap[2]:** | 1.498% |
| **Weighted Average Periodic Rate Cap[2]:** | 1.498% |
| **Weighted Average Gross Maximum Lifetime Rate[2]:** | 13.764% |
| **Weighted Average Gross Minimum Lifetime Rate[2]:** | 5.508% |

*(1) Combined LTV = (Original Balance + where applicable: Senior Lien Balance) / (lower of: Sales Price or Appraisal)*

(2) Includes adjustable-rate Mortgage Loans only.

# The Mortgage Loans (All Collateral)

**DISTRIBUTION BY PRODUCT TYPE**

| Product Type | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 10 Year IO/ 1 Month LIBOR | 1 | $360,000.00 | 0.11% | $360,000.00 | 4.590% | 74.23% | 737 |
| 2 Year IO/ 6 Month LIBOR | 29 | 8,468,940.13 | 2.51 | 292,032.42 | 6.653 | 87.81 | 628 |
| 2 Year/ 6 Month LIBOR | 1,218 | 231,965,321.65 | 68.87 | 190,447.72 | 6.778 | 82.34 | 617 |
| 3 Year/ 6 Month LIBOR | 28 | 5,273,308.66 | 1.57 | 188,332.45 | 6.816 | 80.31 | 606 |
| Fixed | 858 | 90,725,247.82 | 26.94 | 105,740.38 | 7.693 | 81.60 | 620 |
| **Total:** | **2,134** | **$336,792,818.26** | **100.00%** | **$157,822.31** | **7.019%** | **82.24%** | **618** |

**DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE**

| Current Gross Mortgage Rate (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 18 | $4.142.118.70 | 1.23% | $230.117.71 | 4.758% | 79.39% | 658 |
| 5.000 - 5.499 | 22 | 5.436.691.20 | 1.61 | 247.122.33 | 5.334 | 81.37 | 645 |
| 5.500 - 5.999 | 161 | 33.003.961.40 | 9.80 | 204.993.55 | 5.773 | 78.62 | 633 |
| 6.000 - 6.499 | 265 | 56.305.542.50 | 16.72 | 212.473.75 | 6.268 | 82.54 | 642 |
| 6.500 - 6.999 | 478 | 95.715.493.73 | 28.42 | 200.241.62 | 6.729 | 82.78 | 629 |
| 7.000 - 7.499 | 330 | 57.966.825.16 | 17.21 | 175.657.05 | 7.222 | 81.27 | 602 |
| 7.500 - 7.999 | 237 | 37.096.507.85 | 11.01 | 156.525.35 | 7.674 | 81.57 | 598 |
| 8.000 - 8.499 | 108 | 12.872.383.31 | 3.82 | 119.188.73 | 8.182 | 79.32 | 568 |
| 8.500 - 8.999 | 122 | 12.761.251.41 | 3.79 | 104.600.42 | 8.729 | 81.32 | 574 |
| 9.000 - 9.499 | 180 | 9.931.609.62 | 2.95 | 55.175.61 | 9.205 | 90.45 | 594 |
| 9.500 - 9.999 | 116 | 5.877.782.50 | 1.75 | 50.670.54 | 9.716 | 91.67 | 610 |
| 10.000 - 10.499 | 69 | 4.041.685.89 | 1.20 | 58.575.16 | 10.237 | 94.14 | 626 |
| 10.500 - 10.999 | 21 | 1.275.659.82 | 0.38 | 60.745.71 | 10.688 | 92.46 | 606 |
| 11.000 - 11.499 | 5 | 219.458.71 | 0.07 | 43.891.74 | 11.239 | 80.73 | 606 |
| 11.500 - 11.999 | 1 | 89.891.89 | 0.03 | 89.891.89 | 11.600 | 80.00 | 507 |
| 12.000 - 12.499 | 1 | 55,954.57 | 0.02 | 55,954.57 | 12.300 | 65.88 | 524 |
| **Total:** | **2,134** | **$336,792,818.26** | **100.00%** | **$157,822.31** | **7.019%** | **82.24%** | **618** |

# The Mortgage Loans (All Collateral)

## DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

| Current Unpaid Principal Balance ($) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 0.01 - 25.000.00 | 49 | $1.098.071.01 | 0.33% | $22.409.61 | 9.610% | 99.90% | 631 |
| 25.000.01 - 50.000.00 | 227 | 8.431.230.82 | 2.50 | 37.141.99 | 9.278 | 94.32 | 631 |
| 50.000.01 - 75.000.00 | 259 | 16.015.968.46 | 4.76 | 61.837.72 | 8.345 | 84.73 | 604 |
| 75.000.01 - 100.000.00 | 232 | 20.381.247.27 | 6.05 | 87.850.20 | 7.691 | 82.50 | 610 |
| 100.000.01 - 125.000.00 | 257 | 28.949.862.09 | 8.60 | 112.645.38 | 7.176 | 80.41 | 617 |
| 125.000.01 - 150.000.00 | 214 | 29.336.975.13 | 8.71 | 137.088.67 | 6.981 | 80.45 | 605 |
| 150.000.01 - 175.000.00 | 164 | 26.665.590.26 | 7.92 | 162.595.06 | 6.871 | 80.19 | 614 |
| 175.000.01 - 200.000.00 | 124 | 23.125.702.75 | 6.87 | 186.497.60 | 6.823 | 80.10 | 617 |
| 200.000.01 - 225.000.00 | 109 | 23.178.430.86 | 6.88 | 212.646.15 | 6.974 | 80.87 | 612 |
| 225.000.01 - 250.000.00 | 95 | 22.681.355.01 | 6.73 | 238.751.11 | 6.615 | 81.39 | 625 |
| 250.000.01 - 275.000.00 | 71 | 18.608.482.26 | 5.53 | 262.091.30 | 6.791 | 81.37 | 609 |
| 275.000.01 - 300.000.00 | 80 | 22.929.418.00 | 6.81 | 286.617.73 | 6.793 | 82.37 | 617 |
| 300.000.01 - 333.700.00 | 74 | 23.465.683.71 | 6.97 | 317.103.83 | 6.818 | 82.21 | 617 |
| 333.700.01 - 350.000.00 | 38 | 13.013.969.40 | 3.86 | 342.472.88 | 6.808 | 84.58 | 625 |
| 350.000.01 - 500.000.00 | 126 | 50.637.950.21 | 15.04 | 401.888.49 | 6.652 | 83.74 | 632 |
| 500,000.01 -1,000,000.00 | 15 | 8,272,881.02 | 2.46 | 551,525.40 | 6.294 | 82.33 | 646 |
| **Total:** | **2,134** | **$336,792,818.26** | **100.00%** | **$157,822.31** | **7.019%** | **82.24%** | **618** |

## DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

| Original Principal Balance ($) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Orig. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 0.01 - 25.000.00 | 49 | $1.102.293.00 | 0.33% | $22.495.78 | 9.610% | 99.91% | 631 |
| 25.000.01 - 50.000.00 | 227 | 8.458.084.00 | 2.51 | 37.260.28 | 9.278 | 94.33 | 631 |
| 50.000.01 - 75.000.00 | 259 | 16.049.039.00 | 4.76 | 61.965.40 | 8.344 | 84.73 | 604 |
| 75.000.01 - 100.000.00 | 232 | 20.416.703.00 | 6.05 | 88.003.03 | 7.691 | 82.50 | 610 |
| 100.000.01 - 125.000.00 | 256 | 28.879.069.00 | 8.56 | 112.808.86 | 7.174 | 80.39 | 618 |
| 125.000.01 - 150.000.00 | 215 | 29.512.086.00 | 8.75 | 137.265.52 | 6.983 | 80.47 | 605 |
| 150.000.01 - 175.000.00 | 163 | 26.537.703.00 | 7.87 | 162.807.99 | 6.867 | 80.12 | 614 |
| 175.000.01 - 200.000.00 | 125 | 23.340.977.00 | 6.92 | 186.727.82 | 6.828 | 80.17 | 618 |
| 200.000.01 - 225.000.00 | 109 | 23.219.948.00 | 6.88 | 213.027.05 | 6.974 | 80.87 | 612 |
| 225.000.01 - 250.000.00 | 95 | 22.720.289.00 | 6.73 | 239.160.94 | 6.615 | 81.39 | 625 |
| 250.000.01 - 275.000.00 | 70 | 18.364.753.00 | 5.44 | 262.353.61 | 6.790 | 81.31 | 610 |
| 275.000.01 - 300.000.00 | 81 | 23.242.918.00 | 6.89 | 286.949.60 | 6.793 | 82.40 | 616 |
| 300.000.01 - 333.700.00 | 73 | 23.173.893.50 | 6.87 | 317.450.60 | 6.808 | 82.31 | 618 |
| 333.700.01 - 350.000.00 | 38 | 13.020.125.00 | 3.86 | 342.634.87 | 6.863 | 84.32 | 622 |
| 350.000.01 - 500.000.00 | 127 | 51.068.545.80 | 15.14 | 402.114.53 | 6.644 | 83.75 | 632 |
| 500,000.01 -1,000,000.00 | 15 | 8,296,920.00 | 2.46 | 553,128.00 | 6.294 | 82.30 | 646 |
| **Total:** | **2,134** | **$337,403,346.30** | **100.00%** | **$158,108.41** | **7.019%** | **82.24%** | **618** |

# The Mortgage Loans (All Collateral)

## DISTRIBUTION BY REMAINING TERM TO MATURITY

| Remaining Term (months) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 061 - 120 | 3 | $247.792.16 | 0.07% | $82.597.39 | 5.916% | 75.54% | 607 |
| 121 - 180 | 85 | 7.228.496.71 | 2.15 | 85.041.14 | 7.395 | 71.58 | 604 |
| 181 - 240 | 296 | 13.802.434.18 | 4.10 | 46.629.85 | 9.003 | 93.46 | 635 |
| 241 - 300 | 2 | 540.996.48 | 0.16 | 270.498.24 | 5.564 | 81.18 | 707 |
| 301 - 360 | 1,748 | 314,973,098.73 | 93.52 | 180,190.56 | 6.927 | 82.00 | 618 |
| **Total:** | **2,134** | **$336,792,818.26** | **100.00%** | **$157,822.31** | **7.019%** | **82.24%** | **618** |

## DISTRIBUTION BY ORIGINAL TERM TO MATURITY

| Original Term (months) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| <= 180 | 88 | | 2.22% | $84.957.83 | 7.346% | 71.71% | 605 |
| 181 - 240 | 296 | 13.802.434.18 | 4.10 | 46.629.85 | 9.003 | 93.46 | 635 |
| 241 - 360 | 1,750 | 315,514,095.21 | 93.68 | 180,293.77 | 6.925 | 82.00 | 618 |
| **Total:** | **2,134** | **$336,792,818.26** | **100.00%** | **$157,822.31** | **7.019%** | **82.24%** | **618** |

# The Mortgage Loans (All Collateral)

## DISTRIBUTION BY COMBINED LTV

| Combined LTV (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 0.01 - 25.00 | 3 | $226.037.07 | 0.07% | $75.345.69 | 8.217% | 18.22% | 572 |
| 25.01 - 30.00 | 1 | 79.750.88 | 0.02 | 79.750.88 | 7.150 | 29.09 | 590 |
| 30.01 - 35.00 | 6 | 803.533.97 | 0.24 | 133.922.33 | 6.799 | 32.37 | 590 |
| 35.01 - 40.00 | 7 | 610.520.53 | 0.18 | 87.217.22 | 7.456 | 38.10 | 607 |
| 40.01 - 45.00 | 12 | 1.743.855.05 | 0.52 | 145.321.25 | 7.119 | 42.66 | 585 |
| 45.01 - 50.00 | 19 | 3.230.357.14 | 0.96 | 170.018.80 | 7.058 | 47.73 | 582 |
| 50.01 - 55.00 | 21 | 3.600.585.19 | 1.07 | 171.456.44 | 6.988 | 52.82 | 581 |
| 55.01 - 60.00 | 32 | 4.484.956.28 | 1.33 | 140.154.88 | 7.179 | 57.77 | 580 |
| 60.01 - 65.00 | 55 | 8.088.849.30 | 2.40 | 147.069.99 | 7.266 | 63.37 | 572 |
| 65.01 - 70.00 | 105 | 17.885.347.77 | 5.31 | 170.336.65 | 7.282 | 68.49 | 573 |
| 70.01 - 75.00 | 134 | 22.441.051.26 | 6.66 | 167.470.53 | 7.332 | 74.03 | 586 |
| 75.01 - 80.00 | 597 | 104.680.584.05 | 31.08 | 175.344.36 | 6.643 | 79.67 | 628 |
| 80.01 - 85.00 | 281 | 51.437.265.08 | 15.27 | 183.050.77 | 6.877 | 84.35 | 599 |
| 85.01 - 90.00 | 348 | 69.683.732.30 | 20.69 | 200.240.61 | 6.864 | 89.49 | 628 |
| 90.01 - 95.00 | 124 | 24.410.118.29 | 7.25 | 196.855.79 | 6.980 | 94.70 | 651 |
| 95.01 - 100.00 | 389 | 23,386,274.10 | 6.94 | 60,118.96 | 8.883 | 99.97 | 655 |
| **Total:** | **2,134** | **$336,792,818.26** | **100.00%** | **$157,822.31** | **7.019%** | **82.24%** | **618** |

## DISTRIBUTION BY ORIGINAL LTV

| Original LTV (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 0.01 - 25.00 | 359 | $16.375.858.83 | 4.86% | $45.615.21 | 9.567% | 98.68% | 643 |
| 25.01 - 30.00 | 1 | 79.750.88 | 0.02 | 79.750.88 | 7.150 | 29.09 | 590 |
| 30.01 - 35.00 | 6 | 803.533.97 | 0.24 | 133.922.33 | 6.799 | 32.37 | 590 |
| 35.01 - 40.00 | 7 | 610.520.53 | 0.18 | 87.217.22 | 7.456 | 38.10 | 607 |
| 40.01 - 45.00 | 12 | 1.743.855.05 | 0.52 | 145.321.25 | 7.119 | 42.66 | 585 |
| 45.01 - 50.00 | 19 | 3.230.357.14 | 0.96 | 170.018.80 | 7.058 | 47.73 | 582 |
| 50.01 - 55.00 | 21 | 3.600.585.19 | 1.07 | 171.456.44 | 6.988 | 52.82 | 581 |
| 55.01 - 60.00 | 32 | 4.484.956.28 | 1.33 | 140.154.88 | 7.179 | 57.77 | 580 |
| 60.01 - 65.00 | 55 | 8.088.849.30 | 2.40 | 147.069.99 | 7.266 | 63.37 | 572 |
| 65.01 - 70.00 | 105 | 17.885.347.77 | 5.31 | 170.336.65 | 7.282 | 68.49 | 573 |
| 70.01 - 75.00 | 134 | 22.441.051.26 | 6.66 | 167.470.53 | 7.332 | 74.03 | 586 |
| 75.01 - 80.00 | 597 | 104.680.584.05 | 31.08 | 175.344.36 | 6.643 | 79.67 | 628 |
| 80.01 - 85.00 | 281 | 51.437.265.08 | 15.27 | 183.050.77 | 6.877 | 84.35 | 599 |
| 85.01 - 90.00 | 346 | 69.524.871.33 | 20.64 | 200.938.93 | 6.857 | 89.50 | 628 |
| 90.01 - 95.00 | 122 | 24.281.959.74 | 7.21 | 199.032.46 | 6.964 | 94.70 | 651 |
| 95.01 - 100.00 | 37 | 7,523,471.86 | 2.23 | 203,337.08 | 7.415 | 99.97 | 678 |
| **Total:** | **2,134** | **$336,792,818.26** | **100.00%** | **$157,822.31** | **7.019%** | **82.24%** | **618** |

# The Mortgage Loans (All Collateral)

## DISTRIBUTION BY GROSS MARGIN

| Gross Margin (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 2.000 - 2.499 | 1 | $238.028.47 | 0.10% | $238.028.47 | 6.050% | 90.00% | 666 |
| 3.500 - 3.999 | 2 | 610.000.00 | 0.25 | 305.000.00 | 5.164 | 80.40 | 690 |
| 4.000 - 4.499 | 1 | 349.809.41 | 0.14 | 349.809.41 | 5.400 | 85.00 | 640 |
| 4.500 - 4.999 | 2 | 571.481.35 | 0.23 | 285.740.68 | 5.252 | 80.00 | 672 |
| 5.000 - 5.499 | 572 | 108.345.872.02 | 44.03 | 189.415.86 | 6.533 | 83.59 | 622 |
| 5.500 - 5.999 | 566 | 115.166.591.73 | 46.80 | 203.474.54 | 6.857 | 83.18 | 623 |
| 6.000 - 6.499 | 72 | 11.141.548.04 | 4.53 | 154.743.72 | 7.164 | 74.18 | 581 |
| 6.500 - 6.999 | 53 | 8.754.277.95 | 3.56 | 165.175.06 | 8.102 | 71.42 | 540 |
| 7.000 - 7.499 | 7 | 889,961.47 | 0.36 | 127,137.35 | 9.467 | 66.74 | 537 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

## DISTRIBUTION BY MINIMUM MORTGAGE RATE

| Minimum Mortgage Rate (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 2.000 - 2.499 | 1 | $238.028.47 | 0.10% | $238.028.47 | 6.050% | 90.00% | 666 |
| 3.500 - 3.999 | 2 | 610.000.00 | 0.25 | 305.000.00 | 5.164 | 80.40 | 690 |
| 4.000 - 4.499 | 1 | 349.809.41 | 0.14 | 349.809.41 | 5.400 | 85.00 | 640 |
| 4.500 - 4.999 | 18 | 4.028.791.40 | 1.64 | 223.821.74 | 4.827 | 79.89 | 657 |
| 5.000 - 5.499 | 568 | 107.709.164.89 | 43.77 | 189.628.81 | 6.557 | 83.64 | 621 |
| 5.500 - 5.999 | 561 | 113.648.430.16 | 46.19 | 202.581.87 | 6.883 | 83.12 | 622 |
| 6.000 - 6.499 | 66 | 10.040.415.49 | 4.08 | 152.127.51 | 7.342 | 74.16 | 573 |
| 6.500 - 6.999 | 52 | 8.552.969.15 | 3.48 | 164.480.18 | 8.146 | 71.58 | 539 |
| 7.000 - 7.499 | 7 | 889,961.47 | 0.36 | 127,137.35 | 9.467 | 66.74 | 537 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

# The Mortgage Loans (All Collateral)

## DISTRIBUTION BY MAXIMUM MORTGAGE RATE

| Maximum Mortgage Rate (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 11.500 - 11.999 | 17 | $3.782.118.70 | 1.54% | $222.477.57 | 4.774% | 79.88% | 650 |
| 12.000 - 12.499 | 24 | 5.858.379.72 | 2.38 | 244.099.16 | 5.295 | 81.08 | 651 |
| 12.500 - 12.999 | 145 | 29.448.372.57 | 11.97 | 203.092.22 | 5.817 | 79.74 | 631 |
| 13.000 - 13.499 | 234 | 51.622.622.56 | 20.98 | 220.609.50 | 6.270 | 82.99 | 643 |
| 13.500 - 13.999 | 347 | 70.979.729.96 | 28.85 | 204.552.54 | 6.730 | 84.33 | 630 |
| 14.000 - 14.499 | 250 | 45.210.222.11 | 18.37 | 180.840.89 | 7.228 | 82.94 | 597 |
| 14.500 - 14.999 | 123 | 20.795.200.68 | 8.45 | 169.066.67 | 7.650 | 82.41 | 584 |
| 15.000 - 15.499 | 58 | 8.130.662.18 | 3.30 | 140.183.83 | 8.200 | 80.13 | 558 |
| 15.500 - 15.999 | 53 | 7.161.730.80 | 2.91 | 135.127.00 | 8.708 | 77.74 | 546 |
| 16.000 - 16.499 | 13 | 1.696.213.05 | 0.69 | 130.477.93 | 9.243 | 75.71 | 528 |
| 16.500 - 16.999 | 6 | 683.674.77 | 0.28 | 113.945.80 | 9.738 | 71.52 | 543 |
| 17.000 - 17.499 | 3 | 553.915.91 | 0.23 | 184.638.64 | 10.083 | 73.45 | 522 |
| 17.500 - 17.999 | 1 | 54.323.28 | 0.02 | 54.323.28 | 10.900 | 80.00 | 548 |
| 18.000 - 18.499 | 2 | 90,404.15 | 0.04 | 45,202.08 | 11.200 | 53.23 | 516 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

# The Mortgage Loans (All Collateral)

## DISTRIBUTION BY INITIAL PERIODIC CAP

| Initial Periodic Cap (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 1.000 | 13 | $1,998,198.79 | 0.81% | $153,707.60 | 7.246% | 80.48% | 601 |
| 1.500 | 1,262 | 243,709,371.65 | 99.04 | 193,113.61 | 6.770 | 82.50 | 617 |
| 3.000 | 1 | 360,000.00 | 0.15 | 360,000.00 | 4.590 | 74.23 | 737 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

## DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

| Subsequent Periodic Cap (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 1.000 | 13 | $1,998,198.79 | 0.81% | 153,707.60 | 7.246% | 80.48% | 601 |
| 1.500 | 1,262 | 243,709,371.65 | 99.04 | 193,113.61 | 6.770 | 82.50 | 617 |
| 3.000 | 1 | 360,000.00 | 0.15 | 360,000.00 | 4.590 | 74.23 | 737 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **192,842.92** | **6.771%** | **82.47%** | **617** |

## DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

| Next Rate Adjustment Date | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| June 1. 2004 | 1 | $360.000.00 | 0.15% | $360.000.00 | 4.590% | 74.23% | 737 |
| Januarv 1. 2006 | 6 | 1.008.629.57 | 0.41 | 168.104.93 | 7.364 | 76.55 | 614 |
| Februarv 1. 2006 | 254 | 50.148.484.83 | 20.38 | 197.434.98 | 6.794 | 82.69 | 641 |
| March 1. 2006 | 661 | 131.097.024.91 | 53.28 | 198.331.35 | 6.774 | 81.85 | 614 |
| Aoril 1. 2006 | 326 | 58.180.122.47 | 23.64 | 178.466.63 | 6.744 | 84.02 | 604 |
| Januarv 1. 2007 | 2 | 570.932.84 | 0.23 | 285.466.42 | 6.572 | 92.05 | 625 |
| February 1, 2007 | 9 | 1,611,120.62 | 0.65 | 179,013.40 | 6.892 | 74.11 | 629 |
| March 1. 2007 | 8 | 1.647.178.24 | 0.67 | 205.897.28 | 6.916 | 80.63 | 602 |
| April 1, 2007 | 9 | 1,444,076.96 | 0.59 | 160,453.00 | 6.714 | 82.21 | 579 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

# The Mortgage Loans (All Collateral)

**DISTRIBUTION BY STATE**

| State | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| California | 628 | $131.436.953.21 | 39.03% | $209.294.51 | 6.814% | 82.06% | 627 |
| New York | 122 | 31.315.510.22 | 9.30 | 256.684.51 | 6.907 | 78.99 | 606 |
| Florida | 169 | 19.425.758.02 | 5.77 | 114.945.31 | 7.180 | 82.79 | 611 |
| Texas | 141 | 12.585.408.01 | 3.74 | 89.258.21 | 7.983 | 81.02 | 591 |
| Washington | 84 | 12.581.291.99 | 3.74 | 149.777.29 | 6.812 | 84.18 | 635 |
| Illinois | 61 | 9.726.286.59 | 2.89 | 159.447.32 | 7.539 | 83.62 | 615 |
| New Jersev | 45 | 9.077.821.71 | 2.70 | 201.729.37 | 7.195 | 81.85 | 608 |
| Massachusetts | 42 | 8.662.434.84 | 2.57 | 206.248.45 | 6.948 | 81.37 | 633 |
| Michigan | 67 | 7.712.961.26 | 2.29 | 115.118.82 | 7.279 | 83.43 | 608 |
| Colorado | 60 | 7.372.297.16 | 2.19 | 122.871.62 | 7.043 | 84.68 | 632 |
| Nevada | 47 | 6.849.642.10 | 2.03 | 145.737.07 | 6.872 | 84.81 | 647 |
| Virginia | 34 | 5.979.028.52 | 1.78 | 175.853.78 | 6.810 | 81.10 | 597 |
| Arizona | 59 | 5.720.799.76 | 1.70 | 96.962.71 | 7.153 | 84.00 | 620 |
| Hawaii | 23 | 4.933.122.75 | 1.46 | 214.483.60 | 6.215 | 82.97 | 650 |
| Ohio | 51 | 4.842.822.56 | 1.44 | 94.957.31 | 7.519 | 81.19 | 600 |
| Marvland | 25 | 4.495.901.04 | 1.33 | 179.836.04 | 7.280 | 84.71 | 593 |
| Oregon | 40 | 4.082.376.51 | 1.21 | 102.059.41 | 7.297 | 82.51 | 615 |
| Minnesota | 28 | 3.848.942.91 | 1.14 | 137.462.25 | 6.783 | 81.87 | 622 |
| Missouri | 34 | 3.748.166.85 | 1.11 | 110.240.20 | 7.318 | 84.18 | 609 |
| Georgia | 32 | 3.726.287.67 | 1.11 | 116.446.49 | 7.145 | 84.83 | 620 |
| Connecticut | 26 | 3.279.072.56 | 0.97 | 126.118.18 | 7.571 | 84.24 | 611 |
| Indiana | 31 | 3.127.280.46 | 0.93 | 100.880.01 | 6.943 | 84.83 | 596 |
| New Mexico | 24 | 2.899.695.66 | 0.86 | 120.820.65 | 7.562 | 84.79 | 593 |
| Utah | 18 | 2.348.695.66 | 0.70 | 130.483.09 | 6.796 | 80.23 | 608 |
| Pennsvlvania | 21 | 2.299.446.80 | 0.68 | 109.497.47 | 7.158 | 83.62 | 615 |
| South Carolina | 17 | 2.094.861.30 | 0.62 | 123.227.14 | 7.626 | 83.16 | 589 |
| Maine | 14 | 2.088.628.88 | 0.62 | 149.187.78 | 7.248 | 79.28 | 601 |
| Oklahoma | 14 | 1.993.248.14 | 0.59 | 142.374.87 | 6.879 | 73.33 | 609 |
| Rhode Island | 11 | 1.832.786.15 | 0.54 | 166.616.92 | 7.231 | 82.06 | 615 |
| Wisconsin | 11 | 1.731.127.82 | 0.51 | 157.375.26 | 7.453 | 84.54 | 587 |
| Idaho | 14 | 1.564.977.40 | 0.46 | 111.784.10 | 6.995 | 85.05 | 647 |
| Tennessee | 22 | 1.477.997.88 | 0.44 | 67.181.72 | 7.335 | 87.71 | 634 |
| Kentuckv | 13 | 1.397.385.86 | 0.41 | 107.491.22 | 6.922 | 85.28 | 598 |
| New Hampshire | 10 | 1.375.278.31 | 0.41 | 137.527.83 | 6.909 | 80.23 | 614 |
| Louisiana | 16 | 1.328.574.68 | 0.39 | 83.035.92 | 7.137 | 81.31 | 590 |
| Mississippi | 12 | 1.312.779.66 | 0.39 | 109.398.31 | 7.140 | 81.88 | 604 |
| North Carolina | 14 | 1.212.819.62 | 0.36 | 86.629.97 | 7.681 | 87.20 | 624 |
| Iowa | 10 | 900.780.14 | 0.27 | 90.078.01 | 8.078 | 88.35 | 632 |
| Nebraska | 11 | 865.345.85 | 0.26 | 78.667.80 | 7.211 | 84.40 | 647 |
| Montana | 7 | 732.941.36 | 0.22 | 104.705.91 | 6.748 | 81.01 | 586 |
| Arkansas | 6 | 660.221.12 | 0.20 | 110.036.85 | 7.822 | 86.61 | 569 |
| District of Columbia | 4 | 629.805.70 | 0.19 | 157.451.43 | 7.396 | 72.93 | 552 |
| Delaware | 4 | 555.971.71 | 0.17 | 138.992.93 | 7.415 | 87.90 | 587 |
| Alabama | 5 | 370.757.46 | 0.11 | 74.151.49 | 8.316 | 83.12 | 549 |
| Kansas | 3 | 269,299.76 | 0.08 | 89,766.59 | 7.231 | 90.19 | 616 |
| West Virginia | 3 | 206.637.74 | 0.06 | 68.879.25 | 8.307 | 80.51 | 566 |
| Vermont | 1 | 112,586.90 | 0.03 | 112,586.90 | 9.425 | 70.00 | 518 |
| **Total:** | **2,134** | **$336,792,818.26** | **100.00%** | **$157,822.31** | **7.019%** | **82.24%** | **618** |

Citigroup Global Markets Inc.

# The Mortgage Loans (All Collateral)

## DISTRIBUTION BY OCCUPANCY TYPE

| Occupancy Type | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| Investor | 127 | $20.674.498.82 | 6.14% | $162.791.33 | 7.134% | 79.09% | 645 |
| Primary | 1.993 | 312.895.949.77 | 92.90 | 156.997.47 | 7.010 | 82.45 | 616 |
| Second Home | 14 | 3,222,369.67 | 0.96 | 230,169.26 | 7.205 | 81.84 | 652 |
| **Total:** | **2,134** | **$336,792,818.26** | **100.00%** | **$157,822.31** | **7.019%** | **82.24%** | **618** |

## DISTRIBUTION BY PROPERTY TYPE

| Property Type | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| Single Family | 1.618 | $245.361.347.76 | 72.85% | $151.644.84 | 7.029% | 81.95% | 614 |
| 2-4 Units | 151 | 36.195.368.92 | 10.75 | 239.704.43 | 6.946 | 80.60 | 634 |
| PUD Detached | 205 | 31.821.891.94 | 9.45 | 155.228.74 | 7.111 | 85.27 | 619 |
| Condo | 114 | 17.484.224.17 | 5.19 | 153.370.39 | 6.839 | 83.70 | 641 |
| PUD Attached | 46 | 5,929,985.47 | 1.76 | 128,912.73 | 7.090 | 83.62 | 628 |
| **Total:** | **2,134** | **$336,792,818.26** | **100%** | **$157,822.31** | **7.019%** | **82.24%** | **618** |

## DISTRIBUTION BY LOAN PURPOSE

| Loan Purpose | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| Purchase | 763 | $106.819.070.59 | 31.72% | $139.998.78 | 7.001% | 86.12% | 653 |
| Refi -Cash-out | 1.251 | 213.373.982.58 | 63.35 | 170.562.74 | 7.050 | 80.34 | 601 |
| Rate Refi | 120 | 16,599,765.09 | 4.93 | 138,331.38 | 6.742 | 81.61 | 618 |
| **Total:** | **2,134** | **$336,792,818.26** | **100.00%** | **$157,822.31** | **7.019%** | **82.24%** | **618** |

# The Mortgage Loans (All Collateral)

## DISTRIBUTION BY DOCUMENTATION TYPE

| Documentation Type | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| Full | 462 | $72.133.092.85 | 21.42% | $156.132.24 | 6.821% | 81.26% | 598 |
| Full Doc-2vr W2/Tax | 774 | 97.039.768.82 | 28.81 | 125.374.38 | 7.111 | 83.63 | 603 |
| Limited | 98 | 17.411.267.33 | 5.17 | 177.665.99 | 6.935 | 82.19 | 613 |
| Stated | 800 | 150,208,689.26 | 44.60 | 187,760.86 | 7.065 | 81.81 | 638 |
| **Total:** | **2,134** | **$336,792,818.26** | **100.00%** | **$157,822.31** | **7.019%** | **82.24%** | **618** |

## DISTRIBUTION BY CREDIT SCORE

| Credit Score | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 500 - 525 | 140 | $21.715.904.13 | 6.45% | $155.113.60 | 8.000% | 73.38% | 513 |
| 526 - 550 | 185 | 27.280.058.71 | 8.10 | 147.459.78 | 7.627 | 76.82 | 537 |
| 551 - 575 | 217 | 36.486.677.72 | 10.83 | 168.141.37 | 7.080 | 76.89 | 562 |
| 576 - 600 | 257 | 40.241.103.15 | 11.95 | 156.580.17 | 6.982 | 80.16 | 589 |
| 601 - 625 | 392 | 58.334.242.07 | 17.32 | 148.811.84 | 6.940 | 84.54 | 613 |
| 626 - 650 | 346 | 55.985.887.57 | 16.62 | 161.808.92 | 6.823 | 86.59 | 638 |
| 651 - 675 | 280 | 43.318.479.04 | 12.86 | 154.708.85 | 6.865 | 85.18 | 662 |
| 676 - 700 | 168 | 25.785.326.64 | 7.66 | 153.484.09 | 6.780 | 84.46 | 688 |
| 701 - 725 | 74 | 12.991.141.85 | 3.86 | 175.555.97 | 6.695 | 83.73 | 712 |
| 726 - 750 | 38 | 6.932.810.95 | 2.06 | 182.442.39 | 6.470 | 84.51 | 738 |
| 751 - 775 | 25 | 5.208.028.22 | 1.55 | 208.321.13 | 6.776 | 86.26 | 761 |
| 776 - 800 | 11 | 2.417.042.78 | 0.72 | 219.731.16 | 6.696 | 83.95 | 781 |
| 801 - 825 | 1 | 96,115.43 | 0.03 | 96,115.43 | 6.500 | 38.52 | 813 |
| **Total:** | **2,134** | **$336,792,818.26** | **100.00%** | **$157,822.31** | **7.019%** | **82.24%** | **618** |

## DISTRIBUTION BY ORIGINAL PREPAYMENT PENALTY TERM

| Prepayment Penalty Term (months) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 0 | 567 | $77.898.930.32 | 23.13% | $137.387.88 | 7.380% | 82.61% | 610 |
| 12 | 93 | 22.330.003.16 | 6.63 | 240.107.56 | 7.028 | 79.41 | 620 |
| 24 | 1.037 | 183.206.501.48 | 54.40 | 176.669.72 | 6.767 | 83.01 | 620 |
| 36 | 437 | 53,357,383.30 | 15.84 | 122,099.28 | 7.357 | 80.21 | 622 |
| **Total:** | **2,134** | **$336,792,818.26** | **100.00%** | **$157,822.31** | **7.019%** | **82.24%** | **618** |

# The Mortgage Loans (All Collateral)

## DISTRIBUTION BY LIEN TYPE

| Lien Type | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| First lien | 1.777 | $320.605.706.12 | 95.19% | $180.419.64 | 6.890% | 81.36% | 617 |
| Second lien | 357 | 16,187,112.14 | 4.81 | 45,342.05 | 9.585 | 99.62 | 644 |
| **Total:** | **2,134** | **$336,792,818.26** | **100.00%** | **$157,822.31** | **7.019%** | **82.24%** | **618** |

# The Mortgage Loans (ARM Collateral)

## Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

| | |
|---|---|
| **Scheduled Principal Balance:** | $246,067,570.44 |
| **Number of Mortgage Loans:** | 1,276 |
| **Average Scheduled Principal Balance:** | $192,842.92 |
| **Weighted Average Gross Coupon:** | 6.771% |
| **Weighted Average Net Coupon:** | 6.262% |
| **Weighted Average Original Credit Score:** | 617 |
| **Weighted Average Original LTV Ratio:** | 82.47% |
| **Weighted Average Combined LTV Ratio[1]:** | 82.47% |
| **Weighted Average Stated Remaining Term (months):** | 358 months |
| **Weighted Average Original Term (months):** | 360 months |
| **Weighted Average Roll Term[2] (months):** | 22 months |
| **Weighted Average Gross Margin[2]:** | 5.521% |
| **Weighted Average Initial Rate Cap[2]:** | 1.498% |
| **Weighted Average Periodic Rate Cap[2]:** | 1.498% |
| **Weighted Average Gross Maximum Lifetime Rate[2]:** | 13.764% |
| **Weighted Average Gross Minimum Lifetime Rate[2]:** | 5.508% |

(1) Combined LTV = (Original Balance + where applicable: Senior Lien Balance) / (lower of: Sales Price or Appraisal)
(2) Includes adjustable-rate Mortgage Loans only.

# The Mortgage Loans (ARM Collateral)

## DISTRIBUTION BY PRODUCT TYPE

| Product Type | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 10 Year IO/ 1 Month LIBOR | 1 | $360.000.00 | 0.15% | $360.000.00 | 4.590% | 74.23% | 737 |
| 2 Year IO/ 6 Month LIBOR | 29 | 8.468.940.13 | 3.44 | 292.032.42 | 6.653 | 87.81 | 628 |
| 2 Year/ 6 Month LIBOR | 1.218 | 231.965.321.65 | 94.27 | 190.447.72 | 6.778 | 82.34 | 617 |
| 3 Year/ 6 Month LIBOR | 28 | 5,273,308.66 | 2.14 | 188,332.45 | 6.816 | 80.31 | 606 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

## DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

| *Current Gross Mortgage Rate (%)* | *Number of Loans* | *Unpaid Principal Balance* | % of Pool by Unpaid *Principal* Balance | Avg. Principal Balance | Wtd. Avg. Gross *Coupon* | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 18 | $4.142.118.70 | 1.68% | $230.117.71 | 4.758% | 79.39% | 658 |
| 5.000 - 5.499 | 22 | 5.436.691.20 | 2.21 | 247.122.33 | 5.334 | 81.37 | 645 |
| 5.500 - 5.999 | 139 | 28.332.672.18 | 11.51 | 203.832.17 | 5.780 | 79.67 | 631 |
| 6.000 - 6.499 | 235 | 51.684.311.08 | 21.00 | 219.933.24 | 6.270 | 83.00 | 643 |
| 6.500 - 6.999 | 350 | 71.663.739.36 | 29.12 | 204.753.54 | 6.725 | 84.33 | 630 |
| 7.000 - 7.499 | 249 | 45.028.964.94 | 18.30 | 180.839.22 | 7.222 | 82.94 | 597 |
| 7.500 - 7.999 | 124 | 21.019.029.95 | 8.54 | 169.508.31 | 7.646 | 82.34 | 583 |
| 8.000 - 8.499 | 60 | 8.427.832.39 | 3.43 | 140.463.87 | 8.199 | 80.12 | 558 |
| 8.500 - 8.999 | 54 | 7.253.679.48 | 2.95 | 134.327.40 | 8.710 | 77.77 | 546 |
| 9.000 - 9.499 | 13 | 1.696.213.05 | 0.69 | 130.477.93 | 9.243 | 75.71 | 528 |
| 9.500 - 9.999 | 6 | 683.674.77 | 0.28 | 113.945.80 | 9.738 | 71.52 | 543 |
| 10.000 - 10.499 | 3 | 553.915.91 | 0.23 | 184.638.64 | 10.083 | 73.45 | 522 |
| 10.500 - 10.999 | 1 | 54.323.28 | 0.02 | 54.323.28 | 10.900 | 80.00 | 548 |
| 11.000 - 11.499 | 2 | 90,404.15 | 0.04 | 45,202.08 | 11.200 | 53.23 | 516 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

# The Mortgage Loans (ARM Collateral)

## DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

| Current Unpaid Principal Balance ($) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 25.000.01 - 50.000.00 | 12 | $559.053.09 | 0.23% | $46.587.76 | 8.369% | 70.28% | 571 |
| 50.000.01 - 75.000.00 | 84 | 5.211.453.55 | 2.12 | 62.041.11 | 7.539 | 80.55 | 581 |
| 75.000.01 - 100.000.00 | 123 | 10.902.849.34 | 4.43 | 88.641.05 | 7.256 | 81.72 | 606 |
| 100.000.01 - 125.000.00 | 183 | 20.586.296.88 | 8.37 | 112.493.43 | 6.914 | 81.25 | 620 |
| 125.000.01 - 150.000.00 | 154 | 21.169.638.83 | 8.60 | 137.465.19 | 6.880 | 80.55 | 603 |
| 150.000.01 - 175.000.00 | 132 | 21.472.275.86 | 8.73 | 162.668.76 | 6.779 | 80.13 | 611 |
| 175.000.01 - 200.000.00 | 95 | 17.785.490.07 | 7.23 | 187.215.68 | 6.705 | 80.76 | 617 |
| 200.000.01 - 225.000.00 | 88 | 18.700.409.26 | 7.60 | 212.504.65 | 6.915 | 82.06 | 612 |
| 225.000.01 - 250.000.00 | 78 | 18.610.675.06 | 7.56 | 238.598.40 | 6.557 | 83.37 | 624 |
| 250.000.01 - 275.000.00 | 60 | 15.734.318.08 | 6.39 | 262.238.63 | 6.646 | 82.12 | 612 |
| 275.000.01 - 300.000.00 | 56 | 16.057.111.36 | 6.53 | 286.734.13 | 6.707 | 83.09 | 617 |
| 300.000.01 - 333.700.00 | 60 | 19.069.982.68 | 7.75 | 317.833.04 | 6.778 | 83.67 | 615 |
| 333.700.01 - 350.000.00 | 36 | 12.326.899.58 | 5.01 | 342.413.88 | 6.836 | 85.33 | 626 |
| 350.000.01 - 500.000.00 | 103 | 41.262.293.00 | 16.77 | 400.604.79 | 6.573 | 84.44 | 631 |
| 500,000.01 -1,000,000.00 | 12 | 6,618,823.80 | 2.69 | 551,568.65 | 6.334 | 85.34 | 649 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

## DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

| Original Principal Balance ($) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Orig. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 25.000.01 - 50.000.00 | 12 | $560.000.00 | 0.23% | 46.666.67 | 8.368% | 70.29% | 571 |
| 50.000.01 - 75.000.00 | 84 | 5.218.520.00 | 2.12 | 62.125.24 | 7.539 | 80.55 | 581 |
| 75.000.01 - 100.000.00 | 123 | 10.919.453.00 | 4.43 | 88.776.04 | 7.256 | 81.72 | 606 |
| 100.000.01 - 125.000.00 | 182 | 20.497.047.00 | 8.32 | 112.621.14 | 6.911 | 81.23 | 620 |
| 125.000.01 - 150.000.00 | 155 | 21.330.761.00 | 8.65 | 137.617.81 | 6.884 | 80.58 | 603 |
| 150.000.01 - 175.000.00 | 132 | 21.509.518.00 | 8.73 | 162.950.89 | 6.778 | 80.13 | 611 |
| 175.000.01 - 200.000.00 | 95 | 17.816.577.00 | 7.23 | 187.542.92 | 6.705 | 80.76 | 617 |
| 200.000.01 - 225.000.00 | 88 | 18.732.448.00 | 7.60 | 212.868.73 | 6.914 | 82.06 | 612 |
| 225.000.01 - 250.000.00 | 78 | 18.643.319.00 | 7.56 | 239.016.91 | 6.557 | 83.37 | 624 |
| 250.000.01 - 275.000.00 | 59 | 15.485.803.00 | 6.28 | 262.471.24 | 6.642 | 82.06 | 614 |
| 275.000.01 - 300.000.00 | 57 | 16.361.518.00 | 6.64 | 287.044.18 | 6.710 | 83.12 | 616 |
| 300.000.01 - 333.700.00 | 59 | 18.770.393.50 | 7.62 | 318.142.26 | 6.765 | 83.82 | 617 |
| 333.700.01 - 350.000.00 | 36 | 12.331.375.00 | 5.00 | 342.538.19 | 6.894 | 85.06 | 622 |
| 350.000.01 - 500.000.00 | 104 | 41.679.145.80 | 16.91 | 400.761.02 | 6.563 | 84.44 | 631 |
| 500,000.01 -1,000,000.00 | 12 | 6,632,920.00 | 2.69 | 552,743.33 | 6.334 | 85.34 | 649 |
| **Total:** | **1,276** | **$246,488,798.30** | **100.00%** | **193,173.04** | **6.771%** | **82.47%** | **617** |

# The Mortgage Loans (ARM Collateral)

## DISTRIBUTION BY REMAINING TERM TO MATURITY

| Remaining Term (months) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 241 - 300 | 1 | $360,000.00 | 0.15% | $360,000.00 | 4.590% | 74.23% | 737 |
| 301 - 360 | 1,275 | 245,707,570.44 | 99.85 | 192,711.82 | 6.774 | 82.48 | 617 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

## DISTRIBUTION BY ORIGINAL TERM TO MATURITY

| Original Term (months) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 241 - 360 | 1,276 | $246,067,570.44 | 100.00% | 192,842.92 | 6.771% | 82.47% | 617 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **192,842.92** | **6.771%** | **82.47%** | **617** |

# The Mortgage Loans (ARM Collateral)

## DISTRIBUTION BY COMBINED LTV

| Combined LTV (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 0.01 - 25.00 | 1 | $84.885.32 | 0.03% | $84.885.32 | 7.990% | 15.45% | 552 |
| 30.01 - 35.00 | 2 | 285.322.72 | 0.12 | 142.661.36 | 6.669 | 34.09 | 615 |
| 35.01 - 40.00 | 3 | 266.586.73 | 0.11 | 88.862.24 | 7.759 | 37.34 | 558 |
| 40.01 - 45.00 | 3 | 525.242.43 | 0.21 | 175.080.81 | 7.120 | 43.32 | 567 |
| 45.01 - 50.00 | 8 | 1.048.964.68 | 0.43 | 131.120.59 | 7.019 | 48.08 | 568 |
| 50.01 - 55.00 | 11 | 2.261.648.61 | 0.92 | 205.604.42 | 6.856 | 53.05 | 574 |
| 55.01 - 60.00 | 18 | 2.682.240.33 | 1.09 | 149.013.35 | 7.164 | 57.96 | 555 |
| 60.01 - 65.00 | 27 | 4.042.513.55 | 1.64 | 149.722.72 | 7.116 | 63.33 | 561 |
| 65.01 - 70.00 | 63 | 11.601.909.94 | 4.71 | 184.157.30 | 7.294 | 68.60 | 560 |
| 70.01 - 75.00 | 84 | 15.033.373.76 | 6.11 | 178.968.74 | 7.180 | 74.03 | 581 |
| 75.01 - 80.00 | 470 | 85.889.385.54 | 34.90 | 182.743.37 | 6.528 | 79.75 | 633 |
| 80.01 - 85.00 | 198 | 40.788.893.00 | 16.58 | 206.004.51 | 6.777 | 84.33 | 592 |
| 85.01 - 90.00 | 269 | 55.987.522.56 | 22.75 | 208.132.05 | 6.762 | 89.51 | 626 |
| 90.01 - 95.00 | 86 | 18.554.645.88 | 7.54 | 215.751.70 | 6.844 | 94.68 | 650 |
| 95.01 - 100.00 | 33 | 7,014,435.39 | 2.85 | 212,558.65 | 7.365 | 99.97 | 677 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

## DISTRIBUTION BY ORIGINAL LTV

| Original LTV (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 0.01 - 25.00 | 1 | $84.885.32 | 0.03% | $84.885.32 | 7.990% | 15.45% | 552 |
| 30.01 - 35.00 | 2 | 285.322.72 | 0.12 | 142.661.36 | 6.669 | 34.09 | 615 |
| 35.01 - 40.00 | 3 | 266.586.73 | 0.11 | 88.862.24 | 7.759 | 37.34 | 558 |
| 40.01 - 45.00 | 3 | 525.242.43 | 0.21 | 175.080.81 | 7.120 | 43.32 | 567 |
| 45.01 - 50.00 | 8 | 1.048.964.68 | 0.43 | 131.120.59 | 7.019 | 48.08 | 568 |
| 50.01 - 55.00 | 11 | 2.261.648.61 | 0.92 | 205.604.42 | 6.856 | 53.05 | 574 |
| 55.01 - 60.00 | 18 | 2.682.240.33 | 1.09 | 149.013.35 | 7.164 | 57.96 | 555 |
| 60.01 - 65.00 | 27 | 4.042.513.55 | 1.64 | 149.722.72 | 7.116 | 63.33 | 561 |
| 65.01 - 70.00 | 63 | 11.601.909.94 | 4.71 | 184.157.30 | 7.294 | 68.60 | 560 |
| 70.01 - 75.00 | 84 | 15.033.373.76 | 6.11 | 178.968.74 | 7.180 | 74.03 | 581 |
| 75.01 - 80.00 | 470 | 85.889.385.54 | 34.90 | 182.743.37 | 6.528 | 79.75 | 633 |
| 80.01 - 85.00 | 198 | 40.788.893.00 | 16.58 | 206.004.51 | 6.777 | 84.33 | 592 |
| 85.01 - 90.00 | 269 | 55.987.522.56 | 22.75 | 208.132.05 | 6.762 | 89.51 | 626 |
| 90.01 - 95.00 | 86 | 18.554.645.88 | 7.54 | 215.751.70 | 6.844 | 94.68 | 650 |
| 95.01 - 100.00 | 33 | 7,014,435.39 | 2.85 | 212,558.65 | 7.365 | 99.97 | 677 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

# The Mortgage Loans (ARM Collateral)

**DISTRIBUTION BY GROSS MARGIN**

| Gross Margin (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 2.000 - 2.499 | 1 | $238.028.47 | 0.10% | $238.028.47 | 6.050% | 90.00% | 666 |
| 3.500 - 3.999 | 2 | 610.000.00 | 0.25 | 305.000.00 | 5.164 | 80.40 | 690 |
| 4.000 - 4.499 | 1 | 349.809.41 | 0.14 | 349.809.41 | 5.400 | 85.00 | 640 |
| 4.500 - 4.999 | 2 | 571.481.35 | 0.23 | 285.740.68 | 5.252 | 80.00 | 672 |
| 5.000 - 5.499 | 572 | 108.345.872.02 | 44.03 | 189.415.86 | 6.533 | 83.59 | 622 |
| 5.500 - 5.999 | 566 | 115.166.591.73 | 46.80 | 203.474.54 | 6.857 | 83.18 | 623 |
| 6.000 - 6.499 | 72 | 11.141.548.04 | 4.53 | 154.743.72 | 7.164 | 74.18 | 581 |
| 6.500 - 6.999 | 53 | 8.754.277.95 | 3.56 | 165.175.06 | 8.102 | 71.42 | 540 |
| 7.000 - 7.499 | 7 | 889,961.47 | 0.36 | 127,137.35 | 9.467 | 66.74 | 537 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

Citigroup Global Markets Inc.

# The Mortgage Loans (ARM Collateral)

## DISTRIBUTION BY MINIMUM MORTGAGE RATE

| Minimum Mortgage Rate (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 2.000 - 2.499 | 1 | $238,028.47 | 0.10% | $238,028.47 | 6.050% | 90.00% | 666 |
| 3.500 - 3.999 | 2 | 610,000.00 | 0.25 | 305,000.00 | 5.164 | 80.40 | 690 |
| 4.000 - 4.499 | 1 | 349,809.41 | 0.14 | 349,809.41 | 5.400 | 85.00 | 640 |
| 4.500 - 4.999 | 18 | 4,028,791.40 | 1.64 | 223,821.74 | 4.827 | 79.89 | 657 |
| 5.000 - 5.499 | 568 | 107,709,164.89 | 43.77 | 189,628.81 | 6.557 | 83.64 | 621 |
| 5.500 - 5.999 | 561 | 113,648,430.16 | 46.19 | 202,581.87 | 6.883 | 83.12 | 622 |
| 6.000 - 6.499 | 66 | 10,040,415.49 | 4.08 | 152,127.51 | 7.342 | 74.16 | 573 |
| 6.500 - 6.999 | 52 | 8,552,969.15 | 3.48 | 164,480.18 | 8.146 | 71.58 | 539 |
| 7.000 - 7.499 | 7 | 889,961.47 | 0.36 | 127,137.35 | 9.467 | 66.74 | 537 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

## DISTRIBUTION BY MAXIMUM MORTGAGE RATE

| Maximum Mortgage Rate (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 11.500 - 11.999 | 17 | $3,782,118.70 | 1.54% | $222,477.57 | 4.774% | 79.88% | 650 |
| 12.000 - 12.499 | 24 | 5,858,379.72 | 2.38 | 244,099.16 | 5.295 | 81.08 | 651 |
| 12.500 - 12.999 | 145 | 29,448,372.57 | 11.97 | 203,092.22 | 5.817 | 79.74 | 631 |
| 13.000 - 13.499 | 234 | 51,622,622.56 | 20.98 | 220,609.50 | 6.270 | 82.99 | 643 |
| 13.500 - 13.999 | 347 | 70,979,729.96 | 28.85 | 204,552.54 | 6.730 | 84.33 | 630 |
| 14.000 - 14.499 | 250 | 45,210,222.11 | 18.37 | 180,840.89 | 7.228 | 82.94 | 597 |
| 14.500 - 14.999 | 123 | 20,795,200.68 | 8.45 | 169,066.67 | 7.650 | 82.41 | 584 |
| 15.000 - 15.499 | 58 | 8,130,662.18 | 3.30 | 140,183.83 | 8.200 | 80.13 | 558 |
| 15.500 - 15.999 | 53 | 7,161,730.80 | 2.91 | 135,127.00 | 8.708 | 77.74 | 546 |
| 16.000 - 16.499 | 13 | 1,696,213.05 | 0.69 | 130,477.93 | 9.243 | 75.71 | 528 |
| 16.500 - 16.999 | 6 | 683,674.77 | 0.28 | 113,945.80 | 9.738 | 71.52 | 543 |
| 17.000 - 17.499 | 3 | 553,915.91 | 0.23 | 184,638.64 | 10.083 | 73.45 | 522 |
| 17.500 - 17.999 | 1 | 54,323.28 | 0.02 | 54,323.28 | 10.900 | 80.00 | 548 |
| 18.000 - 18.499 | 2 | 90,404.15 | 0.04 | 45,202.08 | 11.200 | 53.23 | 516 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

# The Mortgage Loans (ARM Collateral)

## DISTRIBUTION BY INITIAL PERIODIC CAP

| Initial Periodic Cap (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 1.000 | 13 | $1.998.198.79 | 0.81% | $153.707.60 | 7.246% | 80.48% | 601 |
| 1.500 | 1.262 | 243.709.371.65 | 99.04 | 193.113.61 | 6.770 | 82.50 | 617 |
| 3.000 | 1 | 360,000.00 | 0.15 | 360,000.00 | 4.590 | 74.23 | 737 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

## DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

| Subsequent Periodic Cap (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 1.000 | 13 | $1.998.198.79 | 0.81% | $153.707.60 | 7.246% | 80.48% | 601 |
| 1.500 | 1.262 | 243.709.371.65 | 99.04 | 193.113.61 | 6.770 | 82.50 | 617 |
| 3.000 | 1 | 360,000.00 | 0.15 | 360,000.00 | 4.590 | 74.23 | 737 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

## DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

| Next Rate Adjustment Date | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| June 1. 2004 | 1 | $360.000.00 | 0.15% | $360.000.00 | 4.590% | 74.23% | 737 |
| Januarv 1. 2006 | 6 | 1.008.629.57 | 0.41 | 168.104.93 | 7.364 | 76.55 | 614 |
| Februarv 1. 2006 | 254 | 50.148.484.83 | 20.38 | 197.434.98 | 6.794 | 82.69 | 641 |
| March 1. 2006 | 661 | 131.097.024.91 | 53.28 | 198.331.35 | 6.774 | 81.85 | 614 |
| Aoril 1. 2006 | 326 | 58.180.122.47 | 23.64 | 178.466.63 | 6.744 | 84.02 | 604 |
| Januarv 1. 2007 | 2 | 570.932.84 | 0.23 | 285.466.42 | 6.572 | 92.05 | 625 |
| Februarv 1. 2007 | 9 | 1.611.120.62 | 0.65 | 179.013.40 | 6.892 | 74.11 | 629 |
| March 1. 2007 | 8 | 1.647.178.24 | 0.67 | 205.897.28 | 6.916 | 80.63 | 602 |
| April 1, 2007 | 9 | 1,444,076.96 | 0.59 | 160,453.00 | 6.714 | 82.21 | 579 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

# The Mortgage Loans (ARM Collateral)

## DISTRIBUTION BY STATE

| State | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| California | 417 | $104.647.675.69 | 42.53% | $250.953.66 | 6.593% | 82.08% | 625 |
| New York | 66 | 17.292.060.44 | 7.03 | 262.000.92 | 6.701 | 81.48 | 603 |
| Florida | 87 | 11.428.693.74 | 4.64 | 131.364.30 | 6.917 | 84.19 | 609 |
| Washington | 51 | 10.712.259.10 | 4.35 | 210.044.30 | 6.512 | 82.74 | 635 |
| Illinois | 40 | 7.899.009.41 | 3.21 | 197.475.24 | 7.413 | 83.72 | 609 |
| New Jersey | 34 | 7.018.739.37 | 2.85 | 206.433.51 | 7.224 | 82.28 | 603 |
| Nevada | 34 | 6.258.698.37 | 2.54 | 184.079.36 | 6.572 | 83.37 | 647 |
| Massachusetts | 26 | 6.175.479.34 | 2.51 | 237.518.44 | 6.747 | 81.33 | 631 |
| Michigan | 43 | 5.565.018.25 | 2.26 | 129.419.03 | 6.946 | 83.31 | 609 |
| Colorado | 24 | 5.117.342.23 | 2.08 | 213.222.59 | 6.528 | 84.78 | 633 |
| Texas | 42 | 5.040.090.73 | 2.05 | 120.002.16 | 7.564 | 81.12 | 586 |
| Virginia | 23 | 4.858.339.60 | 1.97 | 211.232.16 | 6.589 | 80.07 | 597 |
| Arizona | 36 | 4.782.316.63 | 1.94 | 132.842.13 | 6.697 | 81.33 | 618 |
| Maryland | 15 | 3.478.135.31 | 1.41 | 231.875.69 | 7.064 | 84.18 | 589 |
| Hawaii | 14 | 3.446.513.91 | 1.40 | 246.179.57 | 5.943 | 83.17 | 657 |
| Ohio | 32 | 3.330.826.08 | 1.35 | 104.088.32 | 7.349 | 81.08 | 603 |
| Georgia | 21 | 3.017.536.86 | 1.23 | 143.692.23 | 6.917 | 84.73 | 622 |
| Minnesota | 20 | 2.955.238.64 | 1.20 | 147.761.93 | 6.589 | 82.74 | 615 |
| Oregon | 20 | 2.940.963.67 | 1.20 | 147.048.18 | 6.862 | 79.61 | 612 |
| Missouri | 21 | 2.569.442.00 | 1.04 | 122.354.38 | 7.357 | 86.97 | 601 |
| Indiana | 23 | 2.403.581.37 | 0.98 | 104.503.54 | 6.736 | 85.85 | 598 |
| Connecticut | 15 | 2.242.692.29 | 0.91 | 149.512.82 | 7.499 | 84.34 | 607 |
| New Mexico | 14 | 2.075.926.31 | 0.84 | 148.280.45 | 7.506 | 85.24 | 585 |
| Maine | 13 | 1.998.198.79 | 0.81 | 153.707.60 | 7.246 | 80.48 | 601 |
| Utah | 12 | 1.813.187.72 | 0.74 | 151.098.98 | 6.511 | 80.57 | 603 |
| Rhode Island | 10 | 1.773.859.31 | 0.72 | 177.385.93 | 7.117 | 81.46 | 614 |
| Wisconsin | 9 | 1.419.460.80 | 0.58 | 157.717.87 | 7.560 | 83.50 | 580 |
| South Carolina | 8 | 1.404.888.93 | 0.57 | 175.611.12 | 7.349 | 79.81 | 573 |
| Idaho | 10 | 1.364.078.95 | 0.55 | 136.407.90 | 6.747 | 84.15 | 648 |
| Pennsylvania | 10 | 1.289.255.64 | 0.52 | 128.925.56 | 7.132 | 85.98 | 602 |
| Oklahoma | 8 | 1.187.763.07 | 0.48 | 148.470.38 | 6.634 | 82.07 | 624 |
| Mississippi | 7 | 913.067.30 | 0.37 | 130.438.19 | 7.036 | 81.63 | 596 |
| Kentucky | 7 | 799.911.08 | 0.33 | 114.273.01 | 6.736 | 84.83 | 588 |
| Louisiana | 9 | 781.537.21 | 0.32 | 86.837.47 | 6.959 | 82.80 | 588 |
| North Carolina | 7 | 742.957.59 | 0.30 | 106.136.80 | 7.210 | 87.19 | 633 |
| Tennessee | 7 | 721.863.19 | 0.29 | 103.123.31 | 6.968 | 86.57 | 616 |
| Nebraska | 7 | 720.577.29 | 0.29 | 102.939.61 | 6.771 | 82.08 | 656 |
| Iowa | 6 | 647.488.79 | 0.26 | 107.914.80 | 8.306 | 89.24 | 614 |
| Montana | 6 | 633.112.37 | 0.26 | 105.518.73 | 6.740 | 81.17 | 584 |
| New Hampshire | 3 | 573.873.25 | 0.23 | 191.291.08 | 6.453 | 81.76 | 623 |
| District of Columbia | 3 | 506.982.96 | 0.21 | 168.994.32 | 6.935 | 72.54 | 559 |
| Delaware | 3 | 429.091.06 | 0.17 | 143.030.35 | 7.744 | 89.02 | 582 |
| Alabama | 4 | 300.319.37 | 0.12 | 75.079.84 | 8.109 | 82.68 | 549 |
| Arkansas | 3 | 256.008.33 | 0.10 | 85.336.11 | 7.766 | 86.07 | 543 |
| Kansas | 2 | 214.283.46 | 0.09 | 107.141.73 | 7.188 | 88.95 | 601 |
| West Virginia | 3 | 206.637.74 | 0.08 | 68.879.25 | 8.307 | 80.51 | 566 |
| Vermont | 1 | 112.586.90 | 0.05 | 112.586.90 | 9.425 | 70.00 | 518 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

Citigroup Global Markets Inc.

# The Mortgage Loans (ARM Collateral)

## DISTRIBUTION BY OCCUPANCY TYPE

| Occupancy Type | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| Investor | 79 | $14.403.375.79 | 5.85% | 182.321.21 | 7.030% | 79.90% | 649 |
| Primarv | 1.189 | $229.859.892.12 | 93.41 | 193.322.03 | 6.751 | 82.63 | 615 |
| Second Home | 8 | $1,804,302.53 | 0.73 | 225,537.82 | 7.200 | 83.43 | 630 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **192,842.92** | **6.771%** | **82.47%** | **617** |

## DISTRIBUTION BY PROPERTY TYPE

| Property Type | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| Sinele Familv | 956 | $178.433.187.30 | 72.51% | $186.645.59 | 6.786% | 82.09% | 613 |
| PUD Detached | 120 | 25.194.626.93 | 10.24 | 209.955.22 | 6.782 | 84.03 | 614 |
| 2-4 Units | 99 | 24.011.096.70 | 9.76 | 242.536.33 | 6.789 | 83.44 | 638 |
| Condo | 74 | 13.933.019.75 | 5.66 | 188.284.05 | 6.575 | 83.13 | 639 |
| PUD Attached | 27 | 4,495,639.76 | 1.83 | 166,505.18 | 6.642 | 81.61 | 638 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

## DISTRIBUTION BY LOAN PURPOSE

| Loan Purpose | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| Purchase | 441 | $85.904.443.28 | 34.91% | $194.794.66 | 6.584% | 84.29% | 656 |
| Refi -Cash-out | 754 | 147.397.452.94 | 59.90 | 195.487.34 | 6.900 | 81.36 | 595 |
| Rate Refi | 81 | 12,765,674.22 | 5.19 | 157,600.92 | 6.537 | 83.08 | 614 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

# The Mortgage Loans (ARM Collateral)

## DISTRIBUTION BY DOCUMENTATION TYPE

| Documentation Type | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| Full | 277 | $50.589.093.36 | 20.56% | $182.632.11 | 6.621% | 81.50% | 594 |
| Full Doc-2vr W2/Tax | 405 | 69.284.689.24 | 28.16 | 171.073.31 | 6.760 | 82.83 | 599 |
| Limited | 48 | 11.608.904.25 | 4.72 | 241.852.17 | 6.620 | 82.13 | 604 |
| Stated | 546 | 114,584,883.59 | 46.57 | 209,862.42 | 6.859 | 82.72 | 640 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

## DISTRIBUTION BY CREDIT SCORE

| Credit Score | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 500 - 525 | 102 | $17.898.566.61 | 7.27% | $175.476.14 | 7.876% | 73.71% | 513 |
| 526 - 550 | 126 | 20.406.112.49 | 8.29 | 161.953.27 | 7.437 | 77.90 | 537 |
| 551 - 575 | 160 | 27.662.195.93 | 11.24 | 172.888.72 | 6.927 | 78.83 | 562 |
| 576 - 600 | 146 | 28.134.193.74 | 11.43 | 192.699.96 | 6.720 | 81.43 | 589 |
| 601 - 625 | 212 | 41.313.546.31 | 16.79 | 194.875.22 | 6.659 | 84.81 | 613 |
| 626 - 650 | 193 | 40.018.046.48 | 16.26 | 207.347.39 | 6.559 | 86.34 | 637 |
| 651 - 675 | 138 | 30.144.591.39 | 12.25 | 218.439.07 | 6.437 | 84.66 | 663 |
| 676 - 700 | 99 | 18.796.494.47 | 7.64 | 189.863.58 | 6.408 | 84.14 | 688 |
| 701 - 725 | 49 | 9.917.281.62 | 4.03 | 202.393.50 | 6.584 | 83.96 | 712 |
| 726 - 750 | 26 | 5.869.529.01 | 2.39 | 225.751.12 | 6.250 | 83.48 | 738 |
| 751 - 775 | 16 | 3.841.437.16 | 1.56 | 240.089.82 | 6.569 | 85.24 | 760 |
| 776 - 800 | 9 | 2,065,575.23 | 0.84 | 229,508.36 | 6.509 | 82.61 | 782 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

## DISTRIBUTION BY ORIGINAL PREPAYMENT PENALTY TERM

| Prepayment Penalty Term (months) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 0 | 304 | $58.419.892.45 | 23.74% | $192.170.70 | 7.097% | 81.94% | 609 |
| 12 | 33 | 8.440.721.38 | 3.43 | 255.779.44 | 6.717 | 84.40 | 634 |
| 24 | 919 | 175.750.222.62 | 71.42 | 191.240.72 | 6.665 | 82.56 | 620 |
| 36 | 20 | 3,456,733.99 | 1.40 | 172,836.70 | 6.797 | 82.31 | 620 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **$192,842.92** | **6.771%** | **82.47%** | **617** |

# The Mortgage Loans (ARM Collateral)

**DISTRIBUTION BY LIEN TYPE**

| Lien Type | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| First lien | 1,276 | $246,067,570.44 | 100.00% | 192,842.92 | 6.771% | 82.47% | 617 |
| **Total:** | **1,276** | **$246,067,570.44** | **100.00%** | **192,842.92** | **6.771%** | **82.47%** | **617** |

# The Mortgage Loans (Fix Collateral)

## Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

| | |
|---|---|
| **Scheduled Principal Balance:** | $90,725,247.82 |
| **Number of Mortgage Loans:** | 858 |
| **Average Scheduled Principal Balance:** | $105,740.38 |
| **Weighted Average Gross Coupon:** | 7.693% |
| **Weighted Average Net Coupon:** | 7.184% |
| **Weighted Average Original Credit Score:** | 620 |
| **Weighted Average Original LTV Ratio:** | 67.38% |
| **Weighted Average Combined LTV Ratio[1]:** | 81.60% |
| **Weighted Average Stated Remaining Term (months):** | 325 months |
| **Weighted Average Original Term (months):** | 327 months |

(1) Combined LTV = (Original Balance + where applicable: Senior Lien Balance) / (lower of: Sales Price or Appraisal)

# The Mortgage Loans (Fix Collateral)

**DISTRIBUTION BY PRODUCT TYPE**

| Product Type | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| Fixed | 858 | $90,725,247.82 | 100.00% | 105,740.38 | 7.693% | 81.60% | 620 |
| **Total:** | **858** | **$90,725,247.82** | **100.00%** | **105,740.38** | **7.693%** | **81.60%** | **620** |

**DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE**

| Current Gross Mortgage Rate (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance e | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 5.500 - 5.999 | 22 | $4.671.289.22 | 5.15% | $212.331.33 | 5.736% | 72.21% | 647 |
| 6.000 - 6.499 | 30 | 4.621.231.42 | 5.09 | 154.041.05 | 6.252 | 77.37 | 631 |
| 6.500 - 6.999 | 128 | 24.051.754.37 | 26.51 | 187.904.33 | 6.744 | 78.18 | 627 |
| 7.000 - 7.499 | 81 | 12.937.860.22 | 14.26 | 159.726.67 | 7.221 | 75.47 | 618 |
| 7.500 - 7.999 | 113 | 16.077.477.90 | 17.72 | 142.278.57 | 7.711 | 80.55 | 618 |
| 8.000 - 8.499 | 48 | 4.444.550.92 | 4.90 | 92.594.81 | 8.148 | 77.79 | 586 |
| 8.500 - 8.999 | 68 | 5.507.571.93 | 6.07 | 80.993.70 | 8.755 | 86.00 | 610 |
| 9.000 - 9.499 | 167 | 8.235.396.57 | 9.08 | 49.313.75 | 9.198 | 93.48 | 608 |
| 9.500 - 9.999 | 110 | 5.194.107.73 | 5.73 | 47.219.16 | 9.713 | 94.32 | 619 |
| 10.000 - 10.499 | 66 | 3.487.769.98 | 3.84 | 52.845.00 | 10.261 | 97.43 | 643 |
| 10.500 - 10.999 | 20 | 1.221.336.54 | 1.35 | 61.066.83 | 10.679 | 93.01 | 609 |
| 11.000 - 11.499 | 3 | 129.054.56 | 0.14 | 43.018.19 | 11.266 | 100.00 | 669 |
| 11.500 - 11.999 | 1 | 89.891.89 | 0.10 | 89.891.89 | 11.600 | 80.00 | 507 |
| 12.000 - 12.499 | 1 | 55,954.57 | 0.06 | 55,954.57 | 12.300 | 65.88 | 524 |
| **Total:** | **858** | **$90,725,247.82** | **100.00%** | **$105,740.38** | **7.693%** | **81.60%** | **620** |

# The Mortgage Loans (Fix Collateral)

## DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

| Current Unpaid Principal Balance ($) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 0.01 - 25.000.00 | 49 | $1.098.071.01 | 1.21% | $22.409.61 | 9.610% | 99.90% | 631 |
| 25.000.01 - 50.000.00 | 215 | 7.872.177.73 | 8.68 | 36.614.78 | 9.343 | 96.03 | 636 |
| 50.000.01 - 75.000.00 | 175 | 10.804.514.91 | 11.91 | 61.740.09 | 8.733 | 86.75 | 616 |
| 75.000.01 - 100.000.00 | 109 | 9.478.397.93 | 10.45 | 86.957.78 | 8.191 | 83.39 | 614 |
| 100.000.01 - 125.000.00 | 74 | 8.363.565.21 | 9.22 | 113.021.15 | 7.819 | 78.36 | 612 |
| 125.000.01 - 150.000.00 | 60 | 8.167.336.30 | 9.00 | 136.122.27 | 7.243 | 80.19 | 612 |
| 150.000.01 - 175.000.00 | 32 | 5.193.314.40 | 5.72 | 162.291.08 | 7.253 | 80.45 | 628 |
| 175.000.01 - 200.000.00 | 29 | 5.340.212.68 | 5.89 | 184.145.26 | 7.216 | 77.89 | 618 |
| 200.000.01 - 225.000.00 | 21 | 4.478.021.60 | 4.94 | 213.239.12 | 7.223 | 75.89 | 614 |
| 225.000.01 - 250.000.00 | 17 | 4.070.679.95 | 4.49 | 239.451.76 | 6.877 | 72.33 | 630 |
| 250.000.01 - 275.000.00 | 11 | 2.874.164.18 | 3.17 | 261.287.65 | 7.583 | 77.28 | 592 |
| 275.000.01 - 300.000.00 | 24 | 6.872.306.64 | 7.57 | 286.346.11 | 6.993 | 80.68 | 616 |
| 300.000.01 - 333.700.00 | 14 | 4.395.701.03 | 4.85 | 313.978.65 | 6.993 | 75.88 | 623 |
| 333.700.01 - 350.000.00 | 2 | 687.069.82 | 0.76 | 343.534.91 | 6.310 | 71.12 | 620 |
| 350.000.01 - 500.000.00 | 23 | 9.375.657.21 | 10.33 | 407.637.27 | 7.003 | 80.68 | 635 |
| 500,000.01 -1,000,000.00 | 3 | 1,654,057.22 | 1.82 | 551,352.41 | 6.133 | 70.28 | 636 |
| **Total:** | **858** | **$90,725,247.82** | **100.00%** | **$105,740.38** | **7.693%** | **81.60%** | **620** |

## DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

| Original Principal Balance ($) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Orig. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 0.01 - 25.000.00 | 49 | $1.102.293.00 | 1.21% | $22.495.78 | 9.610% | 99.90% | 631 |
| 25.000.01 - 50.000.00 | 215 | 7.898.084.00 | 8.69 | 36.735.27 | 9.343 | 96.03 | 636 |
| 50.000.01 - 75.000.00 | 175 | 10.830.519.00 | 11.91 | 61.888.68 | 8.732 | 86.74 | 616 |
| 75.000.01 - 100.000.00 | 109 | 9.497.250.00 | 10.45 | 87.130.73 | 8.191 | 83.38 | 614 |
| 100.000.01 - 125.000.00 | 74 | 8.382.022.00 | 9.22 | 113.270.57 | 7.818 | 78.35 | 612 |
| 125.000.01 - 150.000.00 | 60 | 8.181.325.00 | 9.00 | 136.355.42 | 7.243 | 80.18 | 612 |
| 150.000.01 - 175.000.00 | 31 | 5.028.185.00 | 5.53 | 162.199.52 | 7.245 | 80.11 | 626 |
| 175.000.01 - 200.000.00 | 30 | 5.524.400.00 | 6.08 | 184.146.67 | 7.225 | 78.27 | 620 |
| 200.000.01 - 225.000.00 | 21 | 4.487.500.00 | 4.94 | 213.690.48 | 7.223 | 75.88 | 614 |
| 225.000.01 - 250.000.00 | 17 | 4.076.970.00 | 4.48 | 239.821.76 | 6.877 | 72.33 | 630 |
| 250.000.01 - 275.000.00 | 11 | 2.878.950.00 | 3.17 | 261.722.73 | 7.584 | 77.27 | 592 |
| 275.000.01 - 300.000.00 | 24 | 6.881.400.00 | 7.57 | 286.725.00 | 6.993 | 80.68 | 616 |
| 300.000.01 - 333.700.00 | 14 | 4.403.500.00 | 4.84 | 314.535.71 | 6.994 | 75.87 | 623 |
| 333.700.01 - 350.000.00 | 2 | 688.750.00 | 0.76 | 344.375.00 | 6.310 | 71.12 | 620 |
| 350.000.01 - 500.000.00 | 23 | 9.389.400.00 | 10.33 | 408.234.78 | 7.002 | 80.68 | 635 |
| 500,000.01 -1,000,000.00 | 3 | 1,664,000.00 | 1.83 | 554,666.67 | 6.133 | 70.18 | 635 |
| **Total:** | **858** | **$90,914,548.00** | **100.00%** | **$105,961.01** | **7.693%** | **81.60%** | **620** |

# The Mortgage Loans (Fix Collateral)

## DISTRIBUTION BY REMAINING TERM TO MATURITY

| Remaining Term (months) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| <= 120 | 3 | $247.792.16 | 0.27% | $82.597.39 | 5.916% | 75.54% | 607 |
| 121 - 180 | 85 | 7.228.496.71 | 7.97 | 85.041.14 | 7.395 | 71.58 | 604 |
| 181 - 240 | 296 | 13.802.434.18 | 15.21 | 46.629.85 | 9.003 | 93.46 | 635 |
| 241 - 300 | 1 | 180.996.48 | 0.20 | 180.996.48 | 7.500 | 95.00 | 648 |
| 301 - 360 | 473 | 69,265,528.29 | 76.35 | 146,438.75 | 7.470 | 80.27 | 619 |
| **Total:** | **858** | **$90,725,247.82** | **100.00%** | **$105,740.38** | **7.693%** | **81.60%** | **620** |

## DISTRIBUTION BY ORIGINAL TERM TO MATURITY

| Original Term (months) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| <= 180 | 88 | $7.476.288.87 | 8.24% | $84.957.83 | 7.346% | 71.71% | 605 |
| 181 - 240 | 296 | 13.802.434.18 | 15.21 | 46.629.85 | 9.003 | 93.46 | 635 |
| 241 - 360 | 474 | 69,446,524.77 | 76.55 | 146,511.66 | 7.470 | 80.31 | 619 |
| **Total:** | **858** | **$90,725,247.82** | **100.00%** | **$105,740.38** | **7.693%** | **81.60%** | **620** |

# The Mortgage Loans (Fix Collateral)

## DISTRIBUTION BY COMBINED LTV

| Combined LTV (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 0.01 - 25.00 | 2 | $141.151.75 | 0.16% | $70.575.88 | 8.354% | 19.89% | 584 |
| 25.01 - 30.00 | 1 | 79.750.88 | 0.09 | 79.750.88 | 7.150 | 29.09 | 590 |
| 30.01 - 35.00 | 4 | 518.211.25 | 0.57 | 129.552.81 | 6.870 | 31.43 | 576 |
| 35.01 - 40.00 | 4 | 343.933.80 | 0.38 | 85.983.45 | 7.222 | 38.68 | 645 |
| 40.01 - 45.00 | 9 | 1.218.612.62 | 1.34 | 135.401.40 | 7.119 | 42.37 | 593 |
| 45.01 - 50.00 | 11 | 2.181.392.46 | 2.40 | 198.308.41 | 7.077 | 47.57 | 589 |
| 50.01 - 55.00 | 10 | 1.338.936.58 | 1.48 | 133.893.66 | 7.211 | 52.44 | 593 |
| 55.01 - 60.00 | 14 | 1.802.715.95 | 1.99 | 128.765.43 | 7.202 | 57.50 | 618 |
| 60.01 - 65.00 | 28 | 4.046.335.75 | 4.46 | 144.511.99 | 7.416 | 63.41 | 583 |
| 65.01 - 70.00 | 42 | 6.283.437.83 | 6.93 | 149.605.66 | 7.259 | 68.27 | 597 |
| 70.01 - 75.00 | 50 | 7.407.677.50 | 8.16 | 148.153.55 | 7.638 | 74.04 | 596 |
| 75.01 - 80.00 | 127 | 18.791.198.51 | 20.71 | 147.962.19 | 7.167 | 79.31 | 606 |
| 80.01 - 85.00 | 83 | 10.648.372.08 | 11.74 | 128.293.64 | 7.261 | 84.39 | 624 |
| 85.01 - 90.00 | 79 | 13.696.209.74 | 15.10 | 173.369.74 | 7.282 | 89.42 | 639 |
| 90.01 - 95.00 | 38 | 5.855.472.41 | 6.45 | 154.091.38 | 7.409 | 94.77 | 653 |
| 95.01 - 100.00 | 356 | 16,371,838.71 | 18.05 | 45,988.31 | 9.533 | 99.97 | 645 |
| **Total:** | **858** | **$90,725,247.82** | **100.00%** | **$105,740.38** | **7.693%** | **81.60%** | **620** |

## DISTRIBUTION BY ORIGINAL LTV

| Original LTV (%) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 0.01 - 25.00 | 358 | $16.290.973.51 | 17.96% | $45.505.51 | 9.576% | 99.11% | 643 |
| 25.01 - 30.00 | 1 | 79.750.88 | 0.09 | 79.750.88 | 7.150 | 29.09 | 590 |
| 30.01 - 35.00 | 4 | 518.211.25 | 0.57 | 129.552.81 | 6.870 | 31.43 | 576 |
| 35.01 - 40.00 | 4 | 343.933.80 | 0.38 | 85.983.45 | 7.222 | 38.68 | 645 |
| 40.01 - 45.00 | 9 | 1.218.612.62 | 1.34 | 135.401.40 | 7.119 | 42.37 | 593 |
| 45.01 - 50.00 | 11 | 2.181.392.46 | 2.40 | 198.308.41 | 7.077 | 47.57 | 589 |
| 50.01 - 55.00 | 10 | 1.338.936.58 | 1.48 | 133.893.66 | 7.211 | 52.44 | 593 |
| 55.01 - 60.00 | 14 | 1.802.715.95 | 1.99 | 128.765.43 | 7.202 | 57.50 | 618 |
| 60.01 - 65.00 | 28 | 4.046.335.75 | 4.46 | 144.511.99 | 7.416 | 63.41 | 583 |
| 65.01 - 70.00 | 42 | 6.283.437.83 | 6.93 | 149.605.66 | 7.259 | 68.27 | 597 |
| 70.01 - 75.00 | 50 | 7.407.677.50 | 8.16 | 148.153.55 | 7.638 | 74.04 | 596 |
| 75.01 - 80.00 | 127 | 18.791.198.51 | 20.71 | 147.962.19 | 7.167 | 79.31 | 606 |
| 80.01 - 85.00 | 83 | 10.648.372.08 | 11.74 | 128.293.64 | 7.261 | 84.39 | 624 |
| 85.01 - 90.00 | 77 | 13.537.348.77 | 14.92 | 175.809.72 | 7.249 | 89.45 | 639 |
| 90.01 - 95.00 | 36 | 5.727.313.86 | 6.31 | 159.092.05 | 7.353 | 94.77 | 654 |
| 95.01 - 100.00 | 4 | 509,036.47 | 0.56 | 127,259.12 | 8.100 | 100.00 | 692 |
| **Total:** | **858** | **$90,725,247.82** | **100.00%** | **$105,740.38** | **7.693%** | **81.60%** | **620** |

# The Mortgage Loans (Fix Collateral)

## DISTRIBUTION BY STATE

| State | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| California | 211 | $26.789.277.52 | 29.53% | $126.963.40 | 7.675% | 82.00% | 633 |
| New York | 56 | 14.023.449.78 | 15.46 | 250.418.75 | 7.161 | 75.93 | 610 |
| Florida | 82 | 7.997.064.28 | 8.81 | 97.525.17 | 7.556 | 80.80 | 615 |
| Texas | 99 | 7.545.317.28 | 8.32 | 76.215.33 | 8.263 | 80.96 | 594 |
| Massachusetts | 16 | 2.486.955.50 | 2.74 | 155.434.72 | 7.447 | 81.46 | 636 |
| Colorado | 36 | 2.254.954.93 | 2.49 | 62.637.64 | 8.212 | 84.46 | 632 |
| Michigan | 24 | 2.147.943.01 | 2.37 | 89.497.63 | 8.142 | 83.73 | 606 |
| New Jersey | 11 | 2.059.082.34 | 2.27 | 187.189.30 | 7.097 | 80.38 | 622 |
| Washington | 33 | 1.869.032.89 | 2.06 | 56.637.36 | 8.530 | 92.47 | 640 |
| Illinois | 21 | 1.827.277.18 | 2.01 | 87.013.20 | 8.084 | 83.16 | 642 |
| Ohio | 19 | 1.511.996.48 | 1.67 | 79.578.76 | 7.892 | 81.41 | 594 |
| Hawaii | 9 | 1.486.608.84 | 1.64 | 165.178.76 | 6.847 | 82.49 | 634 |
| Missouri | 13 | 1.178.724.85 | 1.30 | 90.671.14 | 7.233 | 78.10 | 627 |
| Oregon | 20 | 1.141.412.84 | 1.26 | 57.070.64 | 8.417 | 89.99 | 625 |
| Virginia | 11 | 1.120.688.92 | 1.24 | 101.880.81 | 7.768 | 85.58 | 596 |
| Connecticut | 11 | 1.036.380.27 | 1.14 | 94.216.39 | 7.726 | 84.03 | 620 |
| Maryland | 10 | 1.017.765.73 | 1.12 | 101.776.57 | 8.018 | 86.52 | 606 |
| Pennsylvania | 11 | 1.010.191.16 | 1.11 | 91.835.56 | 7.191 | 80.60 | 632 |
| Arizona | 23 | 938.483.13 | 1.03 | 40.803.61 | 9.480 | 97.56 | 630 |
| Minnesota | 8 | 893.704.27 | 0.99 | 111.713.03 | 7.426 | 79.02 | 645 |
| New Mexico | 10 | 823.769.35 | 0.91 | 82.376.94 | 7.701 | 83.66 | 614 |
| Oklahoma | 6 | 805.485.07 | 0.89 | 134.247.51 | 7.240 | 60.44 | 587 |
| New Hampshire | 7 | 801.405.06 | 0.88 | 114.486.44 | 7.235 | 79.14 | 609 |
| Tennessee | 15 | 756.134.69 | 0.83 | 50.408.98 | 7.686 | 88.79 | 651 |
| Indiana | 8 | 723.699.09 | 0.80 | 90.462.39 | 7.629 | 81.45 | 588 |
| Georgia | 11 | 708.750.81 | 0.78 | 64.431.89 | 8.112 | 85.27 | 611 |
| South Carolina | 9 | 689.972.37 | 0.76 | 76.663.60 | 8.191 | 89.98 | 621 |
| Kentucky | 6 | 597.474.78 | 0.66 | 99.579.13 | 7.171 | 85.89 | 612 |
| Nevada | 13 | 590.943.73 | 0.65 | 45.457.21 | 10.051 | 99.97 | 653 |
| Louisiana | 7 | 547.037.47 | 0.60 | 78.148.21 | 7.391 | 79.18 | 593 |
| Utah | 6 | 535.507.94 | 0.59 | 89.251.32 | 7.762 | 79.10 | 624 |
| North Carolina | 7 | 469.862.03 | 0.52 | 67.123.15 | 8.425 | 87.22 | 609 |
| Arkansas | 3 | 404.212.79 | 0.45 | 134.737.60 | 7.858 | 86.95 | 585 |
| Mississippi | 5 | 399.712.36 | 0.44 | 79.942.47 | 7.376 | 82.46 | 622 |
| Wisconsin | 2 | 311.667.02 | 0.34 | 155.833.51 | 6.966 | 89.27 | 617 |
| Iowa | 4 | 253.291.35 | 0.28 | 63.322.84 | 7.497 | 86.09 | 677 |
| Idaho | 4 | 200.898.45 | 0.22 | 50.224.61 | 8.684 | 91.19 | 643 |
| Nebraska | 4 | 144.768.56 | 0.16 | 36.192.14 | 9.399 | 95.98 | 601 |
| Delaware | 1 | 126.880.65 | 0.14 | 126.880.65 | 6.300 | 84.11 | 603 |
| District of Columbia | 1 | 122.822.74 | 0.14 | 122.822.74 | 9.300 | 74.55 | 523 |
| Montana | 1 | 99.828.99 | 0.11 | 99.828.99 | 6.800 | 80.00 | 598 |
| Maine | 1 | 90.430.09 | 0.10 | 90.430.09 | 7.300 | 52.62 | 602 |
| Alabama | 1 | 70.438.09 | 0.08 | 70.438.09 | 9.200 | 85.00 | 549 |
| Rhode Island | 1 | 58.926.84 | 0.06 | 58.926.84 | 10.650 | 100.00 | 658 |
| Kansas | 1 | 55,016.30 | 0.06 | 55,016.30 | 7.400 | 95.00 | 675 |
| **Total:** | **858** | **$90,725,247.82** | **100.00%** | **$105,740.38** | **7.693%** | **81.60%** | **620** |

# The Mortgage Loans (Fix Collateral)

## DISTRIBUTION BY OCCUPANCY TYPE

| Occupancy Type | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| Investor | 48 | $6.271.123.03 | 6.91% | $130.648.40 | 7.372% | 77.24% | 636 |
| Primarv | 804 | 83.036.057.65 | 91.52 | 103.278.68 | 7.725 | 81.96 | 618 |
| Second Home | 6 | 1,418,067.14 | 1.56 | 236,344.52 | 7.212 | 79.83 | 679 |
| **Total:** | **858** | **$90,725,247.82** | **100.00%** | **$105,740.38** | **7.693%** | **81.60%** | **620** |

## DISTRIBUTION BY PROPERTY TYPE

| Property Type | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| Sinele Familv | 662 | $66.928.160.46 | 73.77% | $101.099.94 | 7.679% | 81.56% | 617 |
| 2-4 Units | 52 | 12.184.272.22 | 13.43 | 234.312.93 | 7.256 | 75.00 | 625 |
| PUD Detached | 85 | 6.627.265.01 | 7.30 | 77.967.82 | 8.363 | 89.98 | 636 |
| Condo | 40 | 3.551.204.42 | 3.91 | 88.780.11 | 7.875 | 85.95 | 648 |
| PUD Attached | 19 | 1,434,345.71 | 1.58 | 75,491.88 | 8.494 | 89.90 | 599 |
| **Total:** | **858** | **$90,725,247.82** | **100.00%** | **$105,740.38** | **7.693%** | **81.60%** | **620** |

## DISTRIBUTION BY LOAN PURPOSE

| Loan Purpose | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| Purchase | 322 | $20.914.627.31 | 23.05% | $64.952.26 | 8.714% | 93.61% | 641 |
| Refi -Cash-out | 497 | 65.976.529.64 | 72.72 | 132.749.56 | 7.385 | 78.08 | 613 |
| Rate Refi | 39 | 3,834,090.87 | 4.23 | 98,310.02 | 7.427 | 76.70 | 632 |
| **Total:** | **858** | **$90,725,247.82** | **100.00%** | **$105,740.38** | **7.693%** | **81.60%** | **620** |

# The Mortgage Loans (Fix Collateral)

## DISTRIBUTION BY DOCUMENTATION TYPE

| Documentation Type | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| Full | 185 | $21.543.999.49 | 23.75% | $116.454.05 | 7.292% | 80.72% | 607 |
| Full Doc-2yr W2/Tax | 369 | 27.755.079.58 | 30.59 | 75.217.02 | 7.986 | 85.64 | 613 |
| Limited | 50 | 5.802.363.08 | 6.40 | 116.047.26 | 7.563 | 82.31 | 630 |
| Stated | 254 | 35,623,805.67 | 39.27 | 140,251.20 | 7.728 | 78.87 | 632 |
| **Total:** | **858** | **$90,725,247.82** | **100.00%** | **$105,740.38** | **7.693%** | **81.60%** | **620** |

## DISTRIBUTION BY CREDIT SCORE

| Credit Score | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 500 - 525 | 38 | $3.817.337.52 | 4.21% | $100.456.25 | 8.583% | 71.82% | 513 |
| 526 - 550 | 59 | 6.873.946.22 | 7.58 | 116.507.56 | 8.191 | 73.61 | 538 |
| 551 - 575 | 57 | 8.824.481.79 | 9.73 | 154.815.47 | 7.561 | 70.80 | 562 |
| 576 - 600 | 111 | 12.106.909.41 | 13.34 | 109.071.26 | 7.592 | 77.22 | 588 |
| 601 - 625 | 180 | 17.020.695.76 | 18.76 | 94.559.42 | 7.620 | 83.89 | 614 |
| 626 - 650 | 153 | 15.967.841.09 | 17.6 | 104.364.97 | 7.485 | 87.20 | 639 |
| 651 - 675 | 142 | 13.173.887.65 | 14.52 | 92.773.86 | 7.845 | 86.37 | 662 |
| 676 - 700 | 69 | 6.988.832.17 | 7.70 | 101.287.42 | 7.781 | 85.35 | 687 |
| 701 - 725 | 25 | 3.073.860.23 | 3.39 | 122.954.41 | 7.054 | 82.97 | 712 |
| 726 - 750 | 12 | 1.063.281.94 | 1.17 | 88.606.83 | 7.686 | 90.18 | 737 |
| 751 - 775 | 9 | 1.366.591.06 | 1.51 | 151.843.45 | 7.360 | 89.15 | 765 |
| 776 - 800 | 2 | 351.467.55 | 0.39 | 175.733.78 | 7.795 | 91.82 | 779 |
| 801 - 825 | 1 | 96,115.43 | 0.11 | 96,115.43 | 6.500 | 38.52 | 813 |
| **Total:** | **858** | **$90,725,247.82** | **100.00%** | **$105,740.38** | **7.693%** | **81.60%** | **620** |

## DISTRIBUTION BY ORIGINAL PREPAYMENT PENALTY TERM

| Prepayment Penalty Term (months) | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| 0 | 263 | $19.479.037.87 | 21.47% | $74.064.78 | 8.230% | 84.64% | 616 |
| 12 | 60 | 13.889.281.78 | 15.31 | 231.488.03 | 7.218 | 76.38 | 611 |
| 24 | 118 | 7.456.278.86 | 8.22 | 63.188.80 | 9.164 | 93.64 | 638 |
| 36 | 417 | 49,900,649.31 | 55.00 | 119,665.83 | 7.396 | 80.07 | 622 |
| **Total:** | **858** | **$90,725,247.82** | **100.00%** | **$105,740.38** | **7.693%** | **81.60%** | **620** |

# The Mortgage Loans (Fix Collateral)

## DISTRIBUTION BY LIEN TYPE

| Lien Type | Number of Loans | Unpaid Principal Balance | % of Pool by Unpaid Principal Balance | Avg. Principal Balance | Wtd. Avg. Gross Coupon | Wtd. Avg. Original CLTV | Wtd. Avg. Credit Score |
|---|---|---|---|---|---|---|---|
| First lien | 501 | $74.538.135.68 | 82.16% | $148.778.71 | 7.282% | 77.69% | 615 |
| Second lien | 357 | 16,187,112.14 | 17.84 | 45,342.05 | 9.585 | 99.62 | 644 |
| **Total:** | **858** | **$90,725,247.82** | **100.00%** | **$105,740.38** | **7.693%** | **81.60%** | **620** |

# Contact Information

## Citigroup Mortgage Finance Contacts

| Name: | Telephone: | E-Mail: |
|---|---|---|
| Evan Mitnick<br>Director | (212) 723-6621 | evan.mitnick@citigroup.com |
| Philip Seares<br>Vice President | (212) 723-1145 | philip.seares@citigroup.com |
| Perry Defelice<br>Associate | (212) 723-6766 | perry.defelice@citigroup.com |

## Citigroup MBS Trading Contacts

| Name: | Telephone: | E-Mail: |
|---|---|---|
| Jim De Mare<br>Managing Director | (212) 723-6217 | james.p.demare@citigroup.com |
| Matt Cherwin<br>Director | (212) 723-6217 | matthew.cherwin@citigroup.com |
| Michael Leung<br>Director | (212) 723-6325 | michael.leung@citigroup.com |

## Rating Agency Contacts

| Name: | Telephone: | E-Mail: |
|---|---|---|
| Wioletta<br>Frankowicz<br>Moody's | (212) 553-1019 | Wioletta.frankowicz@moodys.com |
| Brian Vonderhorst<br>S&P | (212) 438-8457 | Brian_Vonderhorst@standardandpoors.com |

| Issue Abbrev: | CMLT04.NC1 | CMLT04.NC1 | CMLT04.NC1 | CMLT04.NC1 | CMLT04.NC1 | CMLT04.NC1 |
|---|---|---|---|---|---|---|
| Class Name: | M-5 | M-5 | M-5 | M-5 | M-5 | M-5 |
| BE Type: | 1st Prin Loss | 1st Prin Loss | 1st Prin Loss | 1st Prin Loss | 1st Prin Loss | 1st Prin Loss |
| Settlement: | 5/20/2004 | 5/20/2004 | 5/20/2004 | 5/20/2004 | 5/20/2004 | 5/20/2004 |
| Prepay Type: | PPV | PPV | PPV | PPV | PPV | PPV |
| Prepay Speed: | 50 | 50 | 100 | 100 | 150 | 150 |
| Price: | 100 | 100 | 100 | 100 | 100 | 100 |
| Default Type: | CDR | CDR | CDR | CDR | CDR | CDR |
| Loss Severity: | 55 | 55 | 55 | 55 | 55 | 55 |
| Recovery Delay: | 6 | 6 | 6 | 6 | 6 | 6 |
| Index Shift(bp): | 0 | 200 | 0 | 200 | 0 | 200 |
| LIB1 | forward | forward | forward | forward | forward | forward |
| LIB6 | forward | forward | forward | forward | forward | forward |

Assumptions:
Stepdown Fail
Run to Maturity
PPV, LS, and shift to LIB per above

**BE Results:**

| Bond_Cumm_Loss | 0 | 0 | 0 | 0 | 0 | 0 |
|---|---|---|---|---|---|---|
| Collat_Cumm_Loss | 15.16 | 10.5 | 9.96 | 6.61 | 7.91 | 5.45 |
| BE_CDR | 5.92 | 3.75 | 6.39 | 4.04 | 7.06 | 4.72 |

| Issue Abbrev: | CMLT04.NC1 | CMLT04.NC1 | CMLT04.NC1 | CMLT04.NC1 | CMLT04.NC1 | CMLT04.NC1 |
|---|---|---|---|---|---|---|
| Class Name: | M-4 | M-4 | M-4 | M-4 | M-4 | M-4 |
| BE Type: | 1st Prin Loss | 1st Prin Loss | 1st Prin Loss | 1st Prin Loss | 1st Prin Loss | 1st Prin Loss |
| Settlement: | 5/20/2004 | 5/20/2004 | 5/20/2004 | 5/20/2004 | 5/20/2004 | 5/20/2004 |
| Prepay Type: | PPV | PPV | PPV | PPV | PPV | PPV |
| Prepay Speed: | 50 | 50 | 100 | 100 | 150 | 150 |
| Price: | 100 | 100 | 100 | 100 | 100 | 100 |
| Default Type: | CDR | CDR | CDR | CDR | CDR | CDR |
| Loss Severity: | 55 | 55 | 55 | 55 | 55 | 55 |
| Recovery Delay: | 6 | 6 | 6 | 6 | 6 | 6 |
| Index Shift(bp): | 0 | 200 | 0 | 200 | 0 | 200 |
| LIB1 | forward | forward | forward | forward | forward | forward |
| LIB6 | forward | forward | forward | forward | forward | forward |

Assumptions:
Stepdown Fail
Run to Maturity
PPV, LS and shift to LIB per above

**BE Results:**

| Bond_Cumm_Loss | 0 | 0 | 0 | 0 | 0 | 0 |
|---|---|---|---|---|---|---|
| Collat_Cumm_Loss | 16.02 | 11.38 | 11.06 | 7.78 | 9.1 | 6.64 |
| B/E_CDR | 6.36 | 4.13 | 7.22 | 4.83 | 8.23 | 5.83 |

**USE AT YOUR OWN RISK. THESE TABLES HAVE NOT BEEN AUDITED.**

**Avail Fund Cap (with contribution from cap)**

ASSUME: STEPDOWN ALLOW, TO CALL
FORWARD CURVES AS OF 5/11/04
BOND COUPON RECAST IN PERIOD 2

| PERIOD | FWD SPIKED 3000BPS FOR 3 YR THEN FWD PPV 50/150 (FIX/ARM) |
|---|---|
| 1 | 5.43 |
| 2 | 6.52 |
| 3 | 6.31 |
| 4 | 6.31 |
| 5 | 6.52 |
| 6 | 6.31 |
| 7 | 6.52 |
| 8 | 6.32 |
| 9 | 6.32 |
| 10 | 7.00 |
| 11 | 6.32 |
| 12 | 6.54 |
| 13 | 6.67 |
| 14 | 6.82 |
| 15 | 6.99 |
| 16 | 7.16 |
| 17 | 7.32 |
| 18 | 7.52 |
| 19 | 7.69 |
| 20 | 7.85 |
| 21 | 7.99 |
| 22 | 8.07 |
| 23 | 7.99 |
| 24 | 8.06 |
| 25 | 8.21 |
| 26 | 8.28 |
| 27 | 8.44 |
| 28 | 8.55 |
| 29 | 8.27 |
| 30 | 8.33 |
| 31 | 8.35 |
| 32 | 8.49 |
| 33 | 8.56 |
| 34 | 8.73 |
| 35 | 8.53 |
| 36 | 8.77 |
| 37 | 8.45 |
| 38 | 8.68 |
| 39 | 8.36 |
| 40 | 8.32 |
| 41 | 8.51 |
| 42 | 8.20 |
| 43 | 8.43 |
| 44 | 8.12 |
| 45 | 8.08 |

**Excess Spread**

ASSUME: STEPDOWN ALLOV
FORWARD CURVES
BOND COUPON RE
LOSS 55, LAG 6 MO

| PERIOD | FWD PPV 100 |
|---|---|
| 1 | 4.69 |
| 2 | 4.72 |
| 3 | 4.55 |
| 4 | 4.44 |
| 5 | 4.33 |
| 6 | 4.07 |
| 7 | 3.98 |
| 8 | 3.73 |
| 9 | 3.56 |
| 10 | 3.69 |
| 11 | 3.22 |
| 12 | 3.17 |
| 13 | 2.89 |
| 14 | 2.87 |
| 15 | 2.61 |
| 16 | 2.46 |
| 17 | 2.45 |
| 18 | 2.17 |
| 19 | 2.16 |
| 20 | 1.92 |
| 21 | 1.81 |
| 22 | 2.16 |
| 23 | 2.65 |
| 24 | 2.72 |
| 25 | 2.47 |
| 26 | 2.55 |
| 27 | 2.30 |
| 28 | 2.21 |
| 29 | 3.32 |
| 30 | 3.05 |
| 31 | 3.15 |
| 32 | 2.90 |
| 33 | 2.83 |
| 34 | 3.33 |
| 35 | 3.45 |
| 36 | 3.58 |
| 37 | 3.32 |
| 38 | 3.46 |
| 39 | 3.20 |
| 40 | 3.14 |
| 41 | 3.48 |
| 42 | 3.21 |
| 43 | 3.34 |
| 44 | 3.09 |
| 45 | 3.04 |

| | |
|---|---|
| 46 | 8.60 |
| 47 | 8.08 |
| 48 | 8.31 |
| 49 | 8.01 |
| 50 | 8.24 |
| 51 | 7.93 |
| 52 | 7.90 |
| 53 | 8.17 |
| 54 | 7.87 |
| 55 | 8.10 |
| 56 | 7.80 |
| 57 | 7.77 |
| 58 | 8.57 |
| 59 | 7.73 |
| 60 | 7.96 |
| 61 | 7.67 |
| 62 | 7.89 |
| 63 | 7.61 |
| 64 | 7.58 |
| 65 | 7.82 |
| 66 | 7.54 |
| 67 | 7.77 |
| 68 | 7.49 |
| 69 | 7.47 |
| 70 | 8.25 |
| 71 | 7.44 |
| 72 | 7.66 |
| 73 | 7.39 |
| 74 | 7.62 |
| 75 | 7.35 |
| 76 | 7.34 |
| 77 | 7.57 |
| 78 | 7.31 |
| 79 | 7.53 |
| 80 | 7.28 |
| 81 | 7.26 |
| 82 | 8.02 |
| 83 | 7.24 |
| 84 | 7.46 |
| 85 | 7.21 |
| 86 | 7.44 |
| 87 | 7.19 |
| 88 | 7.17 |
| 89 | 7.41 |
| 90 | 7.16 |
| 91 | 7.38 |

| | |
|---|---|
| 46 | 3.41 |
| 47 | 3.11 |
| 48 | 3.27 |
| 49 | 3.02 |
| 50 | 3.18 |
| 51 | 2.92 |
| 52 | 2.88 |
| 53 | 3.17 |
| 54 | 2.92 |
| 55 | 3.10 |
| 56 | 2.85 |
| 57 | 2.82 |
| 58 | 3.44 |
| 59 | 2.83 |
| 60 | 3.02 |
| 61 | 2.78 |
| 62 | 2.97 |
| 63 | 2.73 |
| 64 | 2.70 |
| 65 | 2.95 |
| 66 | 2.74 |
| 67 | 2.96 |
| 68 | 2.75 |
| 69 | 2.77 |
| 70 | 3.42 |
| 71 | 2.83 |
| 72 | |

V, TO CALL
S AS OF 5/11/04
CAST IN PERIOD 2
NTHS, CDR 5%

| FWD | FWD+200 | FWD+200 |
|---|---|---|
| PPV 150 | PPV 100 | PPV 150 |
| 4.69 | 4.69 | 4.69 |
| 4.72 | 2.79 | 2.79 |
| 4.55 | 2.55 | 2.55 |
| 4.43 | 2.44 | 2.44 |
| 4.32 | 2.40 | 2.40 |
| 4.07 | 2.09 | 2.09 |
| 3.97 | 2.06 | 2.05 |
| 3.72 | 1.75 | 1.74 |
| 3.55 | 1.59 | 1.58 |
| 3.68 | 1.89 | 1.88 |
| 3.21 | 1.26 | 1.25 |
| 3.15 | 1.26 | 1.25 |
| 2.87 | 0.95 | 0.94 |
| 2.84 | 0.97 | 0.96 |
| 2.58 | 0.69 | 0.68 |
| 2.43 | 0.55 | 0.55 |
| 2.42 | 0.58 | 0.58 |
| 2.14 | 0.29 | 0.30 |
| 2.13 | 0.32 | 0.33 |
| 1.89 | 0.13 | 0.16 |
| 1.78 | 0.11 | 0.15 |
| 2.12 | 0.38 | 0.39 |
| 2.59 | 0.63 | 0.61 |
| 2.66 | 0.73 | 0.69 |
| 2.40 | 0.45 | 0.43 |
| 2.46 | 0.55 | 0.51 |
| 2.20 | 0.28 | 0.26 |
| 2.11 | 0.20 | 0.18 |
| 3.16 | 1.14 | 0.97 |
| 2.88 | 0.83 | 0.64 |
| 2.96 | 0.97 | 0.72 |
| 2.69 | 0.70 | 0.45 |
| 2.61 | 0.64 | 0.39 |
| 3.11 | 1.25 | 0.90 |
| 3.15 | 1.42 | 0.96 |
| 3.27 | 1.60 | 1.10 |
| 2.99 | 1.28 | 0.77 |
| 3.12 | 1.46 | 0.90 |
| 2.85 | 1.15 | 0.58 |
| 2.78 | 1.08 | 0.50 |
| 3.10 | 2.22 | 1.43 |
| 2.81 | 1.86 | 1.04 |
| 2.94 | 2.05 | 1.18 |
| 2.67 | 1.70 | 0.82 |
| 2.61 | 1.64 | 0.72 |

| | | |
|---|---|---|
| 3.02 | 2.14 | 1.16 |
| 2.73 | 1.90 | 0.82 |
| 2.93 | 2.12 | 0.98 |
| 2.72 | 1.77 | 0.60 |
| | 1.99 | |
| | 1.63 | |
| | 1.56 | |
| | 1.92 | |
| | 1.56 | |
| | 1.80 | |
| | 1.44 | |
| | 1.38 | |
| | 2.23 | |
| | 1.34 | |
| | 1.59 | |
| | 1.23 | |
| | 1.48 | |
| | 1.12 | |
| | 1.07 | |
| | 1.34 | |
| | 0.98 | |
| | 1.23 | |
| | 0.87 | |
| | 0.82 | |
| | 1.70 | |
| | 0.71 | |
| | 0.96 | |

# COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Citigroup Global Markets Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Citigroup Global Markets Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Citigroup Global Markets Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. In addition, prospective purchasers of the privately placed certificates are referred to the final private placement memorandum relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. A final prospectus and prospectus supplement and a final private placement memorandum may be obtained by contacting the Citigroup Global Markets Inc. Mortgage Trading Desk at (212) 723-6217.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please immediate notify the sending party by telephone and return the original to such party by mail.

USE AT YOUR OWN RISK! THESE TABLES HAVE NOT BEEN AUDITED.

DEAL : CMLT04.NC1X2
SETTLE: 20040520

ASSUME: MAT FAIL DELAY 12 LOSS 40 ADVANCE PRICE 100 NO COUP_HIST MDR FILE base.mdr.tmp ORIG
ASSUME: BREAKEVEN IS A MULTIPLE TO THE CUM DEFAULT CURVE PROVIDED
ASSUME: DEFAULT OUTSIDE PREPAY
ASSUME: FORWARD CURVES AS OF 20040511
ASSUME: LIB1 1.10 LIB6 1.53 FOR STATIC SCENARIOS

CLASS M-1
BOND LOSS($) - BREAKEVEN

| Prepay | Fwd | Multiple of Cum Default Curve | Coll Loss(%) | WAL | | | |
|---|---|---|---|---|---|---|---|
| PPV 50 | Static | 7.47 | 22.23 | 7.47 | | | |
| PPV 50 | Fwd | 6.50 | 19.50 | 10.20 | | | |
| PPV 50 | Fwd+200 | 5.81 | 17.43 | 12.10 | | | |
| PPV 50 | Fwd+400 | 4.89 | 14.67 | 14.89 | | | |
| PPV 100 | Static | 8.85 | 17.84 | 4.76 | | | |
| PPV 100 | Fwd | 7.22 | 16.34 | 5.08 | | | |
| PPV 100 | Fwd+200 | 6.12 | 15.10 | 5.35 | | | |
| PPV 100 | Fwd+400 | 5.34 | 14.07 | 5.59 | | | |
| PPV 150 | Static | 12.63 | 15.93 | 3.71 | | | |
| PPV 150 | Fwd | 10.99 | 15.03 | 3.82 | | | |
| PPV 150 | Fwd+200 | 9.81 | 14.29 | 3.91 | | | |
| PPV 150 | Fwd+400 | 9.24 | 13.93 | 3.96 | Deloitte comforted numbers | | |
| PPV 200 | Static | 19.74 | 15.03 | 3.12 | | | |
| PPV 200 | Fwd | 17.97 | 14.48 | 3.16 | 17.96 | 14.47 | 3.16 |
| PPV 200 | Fwd+200 | 16.65 | 14.03 | 3.20 | | | |
| PPV 200 | Fwd+400 | 16.25 | 13.90 | 3.21 | | | |
| PPV 50/100 (fix/arm) | Fwd | 6.77 | 16.61 | 8.05 | | | |